SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**


03056434

P.E.

For April 17, 2003


SEC MAIL
RECEIVED
PROCESSING
APR 21 2003
WASH. D.C.
207
SECTION

CNOOC Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



CNOOC LIMITED *Annual Report 2002*

Sustainable Growth

Fujian LNG Project
Guangdong LNG Project
Tangguh Project
Indonesia
North West Shelf Gas Project
Australia

Sustainable Growth

In 2002, the Company took active steps on the road towards international development, making a total investment of US$1.23 billion in three major acquisitions. The three acquisitions have brought significant reserve additions and production growth for the Company and facilitated the implementation of its gas strategy. In addition, the acquisitions have expanded our operation areas which now cover Indonesia, Australia and other Asia-Pacific countries, creating new core asset areas, and maintaining a healthy balance in the Company's portfolio of oil and gas assets.

Company Profile

CNOOC Limited (the "Company", together with its subsidiaries, the "Group" or "we") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001 respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group mainly engages in crude oil and natural gas exploration, development, production and sales. It is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group has four major oil production areas offshore China: the Bohai Bay, the Western South China Sea, the Eastern South China Sea and the East China Sea.

Upon completion of the acquisition of oil and gas assets in Indonesia on 19 April 2002, the Group has become the largest offshore oil producer in Indonesia. The Group also has a 12.5% stake in the Tangguh Project of Indonesia.

As at 31 December 2002, the Group owned net proved reserves of approximately 2 billion barrels-of-oil equivalent and its annual daily average net production was 346,639 barrels-of-oil equivalent per day. The Group had slightly over 2,047 employees and total assets of approximately RMB61.1 billion.

Financial Summary

Financial highlight

(Amounts expressed in millions of RMB)

Consolidated Income Statement

	Year ended 31 December				
	1998	1999	2000	2001	**2002**
Total revenue	9,312	15,311	24,224	20,820	**26,374**
Total expenses	(7,254)	(9,490)	(12,166)	(10,596)	**(13,626)**
Interest, net	(491)	(568)	(238)	201	**(147)**
Exchange gain/(loss), net	(303)	(432)	381	235	**(114)**
Share of profit of an associate	-	13	218	90	**165**
Investment income	-	-	-	221	**193**
Non-operating income (loss), net	580	(1)	(196)	35	**(71)**
Profit before taxation	1,844	4,833	12,223	11,006	**12,774**
Provision for taxation	(295)	(722)	(1,926)	(3,048)	**(3,541)**
Net profit	1,549	4,111	10,297	7,958	**9,233**

Consolidated Balance Sheet

	As at 31 December				
	1998	1999	2000	2001	**2002**
Current assets	2,102	4,987	9,472	20,030	**24,486**
Property, plant and equipment, net	18,963	20,908	22,654	23,828	**36,072**
Investment in an associate	260	274	471	462	**537**
Total assets	21,325	26,169	32,597	44,320	**61,095**
Current liabilities	(2,813)	(9,177)	(8,768)	(4,392)	**(7,134)**
Non-current liabilities	(12,153)	(8,608)	(7,707)	(6,617)	**(13,393)**
Total Liabilities	(14,966)	(17,785)	(16,475)	(11,009)	**(20,527)**
Shareholders' Equity	6,359	8,384	16,122	33,311	**40,568**

Note:

Prior to the Reorganisation, the Company and its subsidiaries (the "Group") did not exist as separate legal entities and their business operations were conducted by CNOOC and its various affiliates. In connection with the Reorganisation, CNOOC's oil and gas exploration, development, production and sales businesses and operations conducted both inside and outside of the PRC were transferred to the Group.

As CNOOC controlled the businesses and operations transferred to the Group before the Reorganisation and continues to control the Group after the Reorganisation, accordingly, the transfer of the businesses and operations has been accounted for as reorganisation of companies under common control in a manner similar to a pooling of interests.

On the basis described above, the financial statements have been prepared to present results of operations of the Group for the years ended 31 December 1998 to 2002 and the financial positions of the Group as at 31 December 1998 as if the businesses and operations had been transferred to the Group at the beginning of the period presented.

Operating Summary

Operations Highlights

	Year ended 31 December				
Production	1998	1999	2000	2001	**2002**
Net production of crude and liquids (barrels/day)					
Bohai Bay	45,139	45,205	63,797	99,978	**127,756**
Western South China Sea	20,356	35,163	46,434	41,277	**56,910**
Eastern South China Sea	105,539	88,052	90,097	81,404	**73,792**
East China Sea	273	3,249	3,557	3,967	**3,223**
Overseas	4,715	3,077	2,462	2,247	**36,944**
Total	176,022	174,745	206,347	228,873	**298,625**
Net production of natural gas (mmcf/day)					
Bohai Bay	39.1	43.1	45.8	46.2	**47.1**
Western South China Sea	146.0	156.8	144.3	139.0	**142.3**
Eastern South China Sea	0	0	0	0	**0**
East China Sea	0	4.5	7.8	9.8	**12.4**
Overseas	0	0	0	0	**70.8**
Total	185.2	204.4	197.9	195.0	**272.6**
Total net production (BOE/day)	206,884	208,815	239,337	261,379	**346,639**
Reserves at year end					
Net proved crude and liquids reserves (mm barrels)					
Bohai Bay	827.7	915.5	923.9	961.3	**992.5**
Western South China Sea	197.7	190.4	141.1	131.6	**160.4**
Eastern South China Sea	125.6	117.4	136.8	132.2	**120.3**
East China Sea	10.7	8.2	4.5	12.4	**12.5**
Overseas	14.7	10.1	9.5	8.4	**138.7**
Total	1,176.4	1,241.6	1,215.8	1,245.9	**1,424.4**
Net proved natural gas reserves (bcf)					
Bohai Bay	604.0	605.7	591.4	629.1	**598.6**
Western South China Sea	2,715.3	2,647.8	2,593.0	2,421.5	**2,511.2**
Eastern South China Sea	0	0	0	0	**42.8**
East China Sea	77.0	67.2	65.3	197.0	**179.4**
Overseas	0	0	0	0	**215.9**
Total	3,396.4	3,320.6	3,249.7	3,247.6	**3,547.9**
Total net proved reserves (million BOE)					
Bohai Bay	928.4	1,016.5	1,022.4	1,066.2	**1,092.3**
Western South China Sea	650.2	631.7	573.3	535.1	**578.9**
Eastern South China Sea	125.6	117.4	136.8	132.2	**127.5**
East China Sea	23.5	19.4	15.4	45.2	**42.4**
Overseas	14.7	10.1	9.5	8.4	**174.7**
Total	1,742.5	1,795.1	1,757.4	1,787.1	**2,015.8**
Others					
Reserve life (years)	23.1	23.6	20.1	18.7	**15.9**
Reserve replacement ratio (%)	480	170	104	131	**281**
Average realised price					
Crude oil (US$/barrel)	11.71	18.91	28.21	23.34	**24.35**
Natural gas (US$/mcf)	2.69	2.88	3.09	3.08	**2.98**

January

- The Company was voted "The Best Managed Company in China 2001" by an Asiamoney poll



March

- The Company was voted "The Best Managed Company in China 2001" by a FinanceAsia poll
- The Company successfully issued US$500 million of 10-year global notes
- The development of East China Sea's Xihu Trough Project began



April

- The Company completed the acquisition of Repsol YPF's main assets in Indonesia



May

- Qinhuangdao 32-6 oilfield Platform C & D began production ahead of schedule

July

- Wenchang 13-1/13-2 oilfield came on stream



August

- The Board appointed Mr. Shouwei Zhou to be the President of the Company, replacing Mr. Chengyu Fu who moved to China Oilfield Services Limited
- Qinhuangdao 32-6 oilfield Platform E & F began production ahead of schedule
- The Company received an offer to acquire an interest in Australia's North West Shelf Gas Project

September

- The Company entered into a heads of agreement to acquire a participating interest in the Tangguh Project of Indonesia

October

- The Company signed a key term agreement to acquire an interest in Australia's North West Shelf Gas Project


China
Guangdong Terminal
supply contract
reserves contracted
North West Shelf
Australia

November

- Dr. Kenneth S. Courtis and Dr. Erwin Schurtenberger joined the Company's Board of Directors as independent non-executive directors, replacing Mr. Will Honeybourne and Mr. Tso Kai Sum.





December

- Moody's Investors Service upgraded the Company's Baa2 positive credit rating to Baa1 positive.
- The Company was voted the "Best in Corporate Governance – China 2002" by an Asset poll and also won three other awards.
- Offshore China's largest oilfield, PL19-3 Phase I started operations


CNOOC







We made some very sensible acquisitions during the year. Even with a compelling strategic rationale, sound results are the outcome of prudent and shrewd execution. We took advantage of available opportunities in all three situations and were able to maximize value for our shareholders and other stakeholders.

Fujian LNG Project
Guangdong LNG Project
Tangguh Project, Indonesia
North West Shelf Gas Project, Australia

Chairman's Statement

We are horizontally expanding the natural gas business and vertically expanding into other E&P basins. Both strategies are meant to lengthen the Company's growth horizon and position the Company for an even brighter future.



The performance of a company depends a great deal on the CEO and his or her executive team. Instead of the usual display of achievements and grand plans, I would like to share with you, our shareholders, my management philosophy and some general principles that guide my decisions and determine the outcomes of the company's operation.

I trust people and believe in the basic decency of most people. But I do not have illusions about the imperfection of humanity. I, therefore, believe that sound governance helps reduce risks.

I have further strengthened my board by introducing two new faces, Dr. Courtis and Dr. Schurtenberger. Whilst the two outgoing board members rendered invaluable services, I am confident that Dr. Courtis's insight into the global economy and Dr. Schurtenberger's insight into global politic dynamics are valuable additions that will enhance the management further. I also propose to maintain and further strengthen my International Advisory Board ("IAB") and I am happy to report that Mr. Peter Sutherland, a non-executive Chairman of BP plc and ex-Director General of WTO organisation and Professor Cornelius Herkstroter, a retired Chairman of Royal Dutch/Shell plc have joined the IAB.

I believe that a good CEO works to ensure his or her company can succeed without him or her, a commonplace CEO is only concerned about current performance and a terrible CEO is prepared to promote good current performance at the expense of future performance. There are three things that I spend most of my time on: people, management system and business opportunities.

We have to be able to find and extract oil and gas from more basins. Producing in offshore China is highly profitable and we certainly have an advantage there.

People

I spend a great deal of time on the issue of people. I am not shy about putting talented people in positions of responsibility and authority. The company continues to sponsor formal and informal training opportunities for high potential executives and managers, including the highly regarded and expensive Sloan Fellows program. Whilst this means my executives and I may have to shoulder extra work and responsibilities, we are all committed to grooming future leaders.

Management System

We made significant progress during the year in tightening internal controls and real time management reporting. I want to ensure that a comprehensive management system is in place that will not only provide management with the necessary authority to do their jobs but will also reduce the risks of whimsical decision making. While nobody can fully eliminate moral hazards, a sound control system and a responsive reporting system will minimize the risks.

Net Profit and Total Revenue

RMB millions


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02
Net Profit
Total Revenue

Total Production Cost

US$/ BOE


10
5
0
98
99
00
01
02
Operating Expenses
Production Taxes
DD&A
Dismantlement
Selling & Adminstration Expenses

Business Opportunities

We are horizontally expanding the natural gas business and vertically expanding into other E&P basins. Both strategies are meant to lengthen the company's growth horizon and position the company for an even brighter future.

We have to be able to find and extract oil and gas from more basins. Producing in offshore China is highly profitable and we certainly have an advantage there. Some suggest we should focus exclusively on where we are. Whilst I graciously welcome suggestions, I can only agree to the first half. "Focus" is something that affords us the current yield, for offshore China productions are profitable, and its exploration risk is low. However, "exclusive focus" is a curse to the company's future. Nature places a finite amount of oil and gas reserves in any one place. We, therefore, have to explore more than one place to garnish a chance to overcome nature's constrain. We cannot afford to give up this valuable strategic option.

This is an area where I do not agree with those who propose the "single focus" approach. Risk here is asymmetrical to investors and managers. Investors looking for current yield have market liquidity as the last defense so if a strategy maximizing the current yield at the expense of future gain begins to show its inevitable results they can leave. Other stakeholders do not have this luxury nor have such a short term outlook. We have to ensure the sustainability of the company and the best time to start is now, when we don't have to.

We made some very sensible acquisitions during the year. Even with a compelling strategic rationale, sound results are the outcome of prudent and shrewd execution. We took advantage of available opportunities in all three situations and were able to maximize value for our shareholders and other stakeholders.

China's natural gas demand is projected to grow substantially over the next decade. We have regulatory, market access and resource advantages in tapping this emerging business. It makes business sense to expand this part of the business. The expansion is expected to generate sustainable, incremental and sound returns. A combination of government support and business acumen has allowed us to establish a leadership position in China's coastal LNG market. We will leverage on this hard earned position to further enhance value to the company and its shareholders.

I am not a futurist so I have to report the current state of the business. While this report will give you details on operating results, I am highlighting some notable achievements during the year. The Company recorded the highest production growth in its history. Firm oil prices and well-controlled costs have resulted in very strong earnings. The Board has authorised a special dividend to shareholders given the spectacular results and expected strong oil prices near term. It is my belief that shareholders of exploration and production companies, such as ours, should benefit from oil price rises and this special dividend is to reward our shareholders who have already earned a good equity return during the year.

I am both confident and humble. I am confident because I am convinced that the Company is on the right track, because we have managed to create a sound exploration and production platform, because we have a solid team, because we have the support of our staff, partners and advisors, and last but not the least because we have the continued support of our shareholders. I am humble because the future always takes its own course and that requires constant vigilance and a willingness to change, because a conviction and a sound idea alone do not guarantee success in a competitive world.

May we plan for the best but be prepared for the worst.

WEI Liucheng
Chairman and Chief Executive Officer
Hong Kong, 27 March 2003

Total Return
(From 01/01/02 to 31/12/02)


50%
40%
30%
20%
10%
0
-10%
-20%
CNOOC Ltd. (ADR)
CNOOC Ltd. (ADR + Dividends)
S&P US E&P Index
MSCI Asian Energy Index

Total Return
(From 01/01/02 to 31/12/02)


50%
40%
30%
20%
10%
0
-10%
-20%
-30%
CNOOC Ltd. (HK Share)
CNOOC Ltd. (HK Share + Dividends)
Hang Seng Index
MSCI China Index
Hang Seng Red Chip Index

(Source: Bloomberg)

Operations Overview

The Company performed well during the year. Its sound operating results and market performance are obvious for all, with significant achievements in production growth, operating results, development strategy, financial performance and international expansion.







2002 was another year of remarkable achievements for CNOOC Limited.

After having successfully listed in Hong Kong and New York in 2001, the Group has established a more focused and efficient operating strategy, resulting in sound and healthy financial performance. The Group has also reached a new milestone in management and corporate governance, gaining increasing recognition from the international capital market.

The Company performed well during the year. Its sound operating results and market performance are obvious for all, with significant achievements in production growth, operating results, development strategy, financial performance and international expansion. In the meantime, the Company has reached a new horizon in its expansion program, further broadening its scope of business while ensuring a more healthy and solid pace of development. The Company has also successfully met its established business strategy, maintaining its leadership position among peers.



Three successful acquisitions

In 2002, the Company took active steps on the road towards international development, making a total investment of US$1.23 billion in three major acquisitions. These included US$585 million for acquiring part of the oil and gas assets in Indonesia from Repsol-YPF S.A., US$275 million to acquire a 12.5% interest in the Tangguh LNG project in Indonesia, and approximately US$366 million to acquire an interest of up to 5.56% in Australia's North West Shelf Gas Project and assume a 25% interest in the China LNG Joint Venture (the third acquisition has not been completed). The three acquisitions have brought significant reserve additions and production growth for the Company and facilitated the implementation of its gas strategy. In addition, the acquisitions have expanded our operation areas which now cover Indonesia, Australia and other Asia-Pacific countries, creating new core asset areas, and maintaining a healthy balance in the Company's portfolio of oil and gas assets.

13 new discoveries from exploration

Exploration activities continued to increase in offshore China, resulting in the most fruitful year in 2002 since the Company's listing. We, together with our partners, acquired 24,538 kilometers of 2D and 5,112 square kilometers of 3D seismic in 2002. A total of 59 wells were drilled. Of these, 43 were independently drilled while 16 were drilled by our partners. There were 13 discoveries, including Luda 5-2, Panyu 30-1, Jinzhou 25-1S, Caofeidian 11-3, Yacheng 13-4 and so on, of which 10 are independent discoveries, well above the number of discoveries the year before. Of the 13 discoveries, 9 are oil findings in Bohai Bay, 4 natural gas findings and oil finding in the South China Sea. In addition, 9 oil and gas structures were also successfully appraised. This demonstrates the Bohai Bay landscape as the base for oil exploration and the South China Sea as the base for gas exploration. We realised a 281% reserve replacement ratio during the year. Excluding reserves acquired in Indonesia, we have realised a 157% reserve replacement rate in offshore China, laying a solid foundation for continuous and stable growth of production volume. In the meantime, we successfully practised the "cluster exploration" technology so as to cut costs and improve exploration economics.

Historical growth in production volume

In 2002, our oil and gas production volume achieved historical growth. The Company's daily average production volume reached 346,639 boe, an increase of 32.6%, with the daily oil production rate reaching 298,625 boe, an increase of 30.5%. Daily average gas output was 272.6 mmcf, increased by 39.8%. The increase in production volume comes mainly from the successful startup of development projects in offshore China, improvement of management on existing fields and the acquisition of oil and gas assets in Indonesia. In addition, 11 overall development programs (ODP) of 21 oil and gas fields were completed. It was a year in which a record number of such programs were made, indicating that development activities will be enhanced and stable growth in 2003 should be sufficiently guaranteed.

Four oilfields were put on stream

In 2002, we brought on stream four oilfields, i.e. Qinhuangdao32-6, Wenchang13-1/13-2 and Penglai 19-3 Phase I. Qinhuangdao 32-6 oilfield C/D and E/F platforms were put into operation 33 days and 51 days ahead of schedule respectively. Actual production of the Wenchang 13-1/13-2 oilfields was better than expected. Under the precondition of quality guarantee, the projects have been completed and put into operation on time or ahead of schedule and under budget, demonstrating our strength in executing projects.

Progress in gas marketing

In 2002, we steadily expanded our crude oil market both at home and abroad to ensure sales of crude oil from new oilfields. In the meantime, we also focused on marketing gas from Bohai Bay and Liaodong Bay as well as gas markets in Eastern and Southern China. Up to now, we have signed framework agreements and letters of intent with potential users in Shandong, Liaoning, Zhejiang, Guangdong and Hainan Provinces to secure gas markets for the Bonan, Dongfang, Huizhou and the East China Sea's Xihu Trough gas fields.

Innovative management and technology

In 2002, we strengthened managerial and technological innovations, resulting in lower costs and increased production volume. Exploration efficiency was greatly improved and exploration cost significantly cut with the "cluster exploration" technology. The drilling period of a well with the cluster exploration technology is only 1/3 of that of a regular well, and the cost is less than 60%. Important technologies for enhanced oil recovery were also tested in Suizhong 36-1 oilfield with encouraging results. Average production capacity of a test well is 4-5 times that of a regular well, demonstrating that this innovative technology is the way forward for the efficient development of similar oilfields.

Strong financial status

In 2002, we maintained strong profitability and our financial performance improved steadily. As total production cost was still controlled as low as US$9.65/boe (offshore China's total production cost is US$8.48/boe), our profit before tax reached RMB12.774 billion, an increase of 16% over last year. The strong rise was mainly due to a jump in our production volume. The Company realised RMB9.233 billion of net profit, up 16% over last year. Per share earning was RMB1.12 and ROE was 25% with ROACE at 22.1%.

In a year during which the Dow Jones Industrial Average and the Hang Seng Index fell 17% and 18% respectively, the Company's share price rallied 38% despite market depression. In addition to the HK$0.15 year-end and HK$0.11 interim dividend, we also proposed a HK$0.15 special dividend at year-end. We believe our shareholders have obtained a satisfactory return during the year.

In 2002, our prudent financial and investment policy received profound recognition. Our credit rating has been raised again to Baa1(positive) by Moody's Investment Service. This is the highest rating ever granted by Moody's to a corporation in China and is also an example of the market's



Historical Reserve Growth
MMBOE
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Oil & Gas Reserves



Historical Production Growth
MBOE/day
400
300
200
100
0
98
99
00
01
02
Barrels of Oil Equivalent

confidence in our strategy and development outlook. Additionally, we successfully issued US$500 million 10-year global notes, which received a warm welcome from the market, optimising our capital structure.

Better performance in health, safety and environmental protection

With a better health, safety and environmental protection system, an ongoing improvement plan and by focusing on HSE measures, the Company fully carried out its HSE commitments in 2002 with a stronger performance than last year. During the year, there were no fatality, no incident of oil spillage and no single incident that resulted in an economic loss in excess of US$120,000. The Company's rate of occupational injuries and occupational disease as measured by OSHA statistics is better than the average for international oil companies.



Review by Area

We are currently engaged in exploration, development and production in five major areas, which includes Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea in offshore China and Indonesia. The following is a summary of our operating activities in these areas:

Bohai Bay

Bohai Bay holds the core assets of our portfolio and consists of crude oil and natural gas fields such as Suizhong 36-1, Qinhuangdao 32-6 and many other oil discoveries and development projects that are under construction. This area holds the largest amount of reserves and production among our 5 major operating areas. As of the end of 2002, we had net proved reserves of 1,092.3 MMboe in this area, accounting for approximately 54.2% of the total net proved reserves. In 2002, daily average net production was 135,612 boe, accounting for approximately 39.1% of our total net daily production.

In 2002, 28 wells were drilled in the Bohai Bay area, of which 15 were drilled by us (including 7 wildcat wells and 8 appraisal wells) and 13 by our foreign partners (including 5 wildcat wells and 8 appraisal wells). We had 9 oil discoveries in this area in 2002. Continued exploration success in the Bohai Bay area in 2002 further strengthened its importance as one of our core production areas and indicated exploration potential in the vicinity. The discoveries in this area are adjacent to existing production facilities, which will help improve economics through infrastructure synergies.

We have been very successful in the Liaoxi block. In 2002, we drilled 12 exploration wells (5 wildcats and 7 appraisals). Nine of them were successful with 4 discoveries, namely Luda 4-2, 5-2, 10-1 and Jinzhou 25-1S. In 2003, we are planning to drill 7 exploration wells (3 wildcats and 4 appraisals) in the block.

In the Bozhong block, we drilled 2 wildcat wells and made 2 discoveries (Qinhuangdao 34-3 and Penglai 2-2). In 2003, we are planning to drill 6 exploration wells in the area (3 wildcat wells and 3 appraisal wells).

Our foreign partners also had successful explorations. Kerr-McGee Corp. struck 3 discoveries, of which 2 were oil discoveries (Caofeidian 11-3 and Caofeidian 16-1) with 3 wildcats and 1 appraisal well in the 04/36 block. It also drilled 2 appraisal wells in the hydrocarbon-bearing Caofeidian 12-1S, in block 05/36. The evaluation of reserves is under way.

In 02/31 block, Chevron/Texaco successfully drilled 5 appraisal wells in Luda 27-2 in 2002, confirming oil and gas discoveries in the area. Reserve evaluation is currently under way.

Major properties under production and development

Block/Property	Operator	Partner	The Company's interests	2002 Net production (BOE/day)	Actual production commencement year	Net Reserve as of December 31, 2002 (MMBOE)
Offshore China						
Bohai Bay						
Production						
Liaoxi						
Jinzhou 20-2	CNOOC Ltd.		100%	9,002	1992	49.5
Jinzhou 9-3	CNOOC Ltd.		100%	14,671	1999	37.5
Suizhong 36-1 Phase I	CNOOC Ltd.		100%	25,957	1993	222.9
Suizhong 36-1 Phase II	CNOOC Ltd.		100%	46,679	2000	
Boxi						
Boxi fields	CNOOC Ltd.		100%	15,784	1997	25.1
Chengbei oil field	CNOOC Ltd.		100%	4,158	1985	11.9
Qinhuangdao						
Qinhuangdao 32-6	CNOOC Ltd.	BPCEPC, Chevron/Texaco	51%	16,762	2001	85.6
11/05						
Penglai 19-3	Philips	Philips Bohai	51%	5	2002	123.0
Bonan						
Bozhong 34-2/4	CNOOC Ltd.		100%	2,594	1990	3.3
Development						
Liaoxi						
Jinzhou 21-1	CNOOC Ltd		100%			13.1
Luda 4-2/5-2/10-1	CNOOC Ltd.		100%			76.5
Bozhong						
Nanbao 35-2	CNOOC Ltd.		100%			75.7
Boxi						
Qikou 18-9/18-2	CNOOC Ltd.		100%			9.6
Bonan						
Bonan oil fields	CNOOC Ltd.		100%			68.3
Bozhong 25-1/25-1s	CNOOC Ltd.	Chevron/Texaco	83.8%			229.6
11/05						
Penglai 25-6	Philips	Philips Bohai	51%			10.7
04/36						
Caofeidian 11-1/11-2	Kerr-McGee	Sino-American Energy	51%			48.3
Caofeidian 18-1	Kerr-McGee	Sino-American Energy	51%			1.7
Bohai Bay Total				**135,612**		**1,092.3**
Eastern South China Sea						
Production						
16/08						
Huizhou oil fields	CACT		51%	31,365	1990	27.6
15/11						
Xijiang 24-3	Philips, CNOOC Ltd.	Shell	51%	16,732	1994	12.4
15/22						
Xijiang 30-2	Philips, CNOOC Ltd.	Shell	40%	14,202	1995	9.2
29/04						
Liuhua 11-1	BPLIUHUA, CNOOC Ltd.	Kerr-McGee	51%	7,139	1996	6.0
16/06						
Lufeng 13-1	JHN		25%	2,697	1993	2.9
17/22						
Lufeng 22-1	Statoil, CNOOC Ltd.		25%	1,657	1997	0.8
Development						
16/19						
Huizhou 19-3/19-2/19-1/21-1(G)	CACT		51%			35.2
15/34						
Panyu oil fields	Devon	Burlington	51%			33.4
Eastern South China Sea Total				**73,792**		**127.5**
Western South China Sea						
Production						
Yulin 35						
Weizhou oil fields	CNOOC Ltd.		100%	36,456	1993	50.8
Wenchang13-1/2						
Wenchang 13-1/13-2	CNOOC Ltd.	Husky	60%	19,794	2002	46.5
Yinggehai						
Yacheng 13-1	BPCEPC	Kufpec	51%	26,953	1995	98.3
Development						
Yangjiang 31/32						
Wenchang 8-3/19-1	CNOOC Ltd.		100%			37.7
Yulin 35						
Weizhou 12-1(N)	CNOOC Ltd.		100%			21.5
Yinggehai						
Yacheng 13-4	CNOOC Ltd.		100%			22.4
Changjiang 25						
Dongfang 1-1	CNOOC Ltd.		100%			218.5
Ledong 01						
Ledong	CNOOC Ltd.		100%			83.2
Western South China Sea Total				**83,203**		**578.9**
East China Sea						
Production						
Pinghu						
Pinghu Gas field	CNOOC Ltd.		30%	5,283	1998	12.3
Development						
Xihu Trough						
Canxue	CNOOC Ltd.	SINOPEC	50%			11.6
Duanqiao	CNOOC Ltd.	SINOPEC	50%			18.5
East China Sea Total				**5,283**		**42.4**
Offshore China Total				**297,890**		**1,841.1**
Indonesia						
Malacca oil field				2,579	1994	7.6
Indonesia SES.B.V				46,170		167.1
Indonesia Total				**48,749**		**174.7**
Total				**346,639**		**2,015.8**



Qinhuangdao 32-6 is our most important PSC oilfield in Bohai Bay. We have a 51% participating interest and are the operator of this oilfield. Chevron/Texaco and BP are our operating partners. Since the northern part of the field (Platform A and B) began production in 2001, the southern part (Platform C and D) and the western part (Platform E and F) were respectively put into production in May and August 2002, both ahead of schedule. The oilfield's annual average daily net production reached 16,762 barrels.

Penglai 19-3 is the largest oilfield discovered to date in offshore China. The oilfield is jointly developed by us and Phillips Petroleum Co., a subsidiary of Conoco Phillips, which is also the operator. The Company holds a 51% interest in the project. The first phase of Penglai 19-3 was successfully put into production on 31 December 2002. This project, consisting of 20 producing wells, will be put into production in stages.

We currently hold exploration licenses for 7 blocks in the area while our foreign partners have exploration licenses for 9 other blocks. In 2003, we are planning to drill 15 exploration wells in Bohai Bay, 6 wells in Bozhong block, 2 in Bonan block and 7 in Liaoxi block. Our foreign partners will drill 5 exploration wells in the area.

Western South China Sea

Western South China Sea, one of our most important natural gas exploration areas, consists of Beibu Gulf, Yinggehai and the Qiongdongnan basins. Our largest gas production field, Yacheng 13-1, and our largest gas development project, Dongfang 1-1, are both located in the area. With the completion of the Wenchang 13-1/13-2 oilfield development project, production in this area increased rapidly, with average daily production reaching 83,203 boe, up by 29.1 % in 2002. Under the development plan, the Dongfang 1-1 gas development project will be completed and on stream in 2003. By then, production in this area is expected to increase significantly.

In 2002, the Company drilled 17 wildcat wells and 3 appraisal wells while our partner drilled 1 wildcat well, all in the same area. At present, the Company and its partners possess 27 and 8 exploration licenses in the area, respectively.

In 2002, we drilled 3 wildcat wells and 1 appraisal well in Ledong 01 Block, 3 of which were successful. Two gas discoveries (Yacheng 13-4 and Yacheng 13-6) were made. The reserves evaluation was just completed.

Wenchang 13-1/13-2 is a joint venture in which we have a 60% participating interest. We are also the operator of the project. Husky Oil owns the remaining 40% interest. The Wenchang 13-1/13-2 development project consists of 2 well-head platforms; one single point mooring system (SPM) and a FPSO named the "Nanhai Endeavour". The field was put into production in July 2002. The maximum daily gross production of its 21 producing wells has reached 70,000 barrels, which is better than expectation.

The Company and BP jointly developed Yacheng 13-1, this is the Company's largest natural gas producing field. We will act as the operator of the gas field in 2004 and the transition is proceeding smoothly.


中国海洋石油总公司与哈斯基石油中国有限公司
签订中国南海北部湾盆地23/15和23/20合同区石油合同
China National Offshore Oil Corporation and Husky Oil China Ltd.

In 2003, we are planning to drill 4 wildcat wells in this area and our partners have budgeted for 2 wildcat wells.

Eastern South China Sea

Eastern South China Sea is an important crude oil production area for us. During 2002, exploration, development and production at the Eastern South China Sea recorded healthy progress, with significant achievements in independent exploration. During the year, the Company drilled 5 independent exploration wells (4 wildcat wells and 1 appraisal well) with 2 gas discoveries at Panyu 30-1 and Panyu 34-1. The success of these wildcat wells has not only laid a sound base for gas production in the Eastern South China Sea for the next 3 to 5 years, but also further confirms the exploration potential of the Zhu II trough. It also represents an excellent start for sustainable development in the area, facilitating tendering work for deep-water blocks. In 2003, the Company plans to drill 4 appraisal wells on the above two gas discoveries.

At Liuhua 07 Block, the Company drilled 4 wildcat wells and successfully discovered 2 gas-bearing structures, namely Panyu 30-1 and Panyu 34-1, which have been tested to contain high volumes of natural gas. These gas discoveries have enabled the development of natural gas in conjunction with the shallow gas project in Huizhou 21-1, opening up a new natural gas market in the Pearl River Delta area.

At Xijiang 04 Block, we drilled 1 appraisal well in 2002, confirming the commercial viability of Xijiang 23-1, a hydrocarbon-bearing structure. We are currently evaluating the development potential of this oilfield and expect to maintain stable production in the area.

At 15/34 Block, we are developing Panyu 4-2 and Panyu 5-1 in conjunction with our partner Devon Energy, who is the operator. We have a 51% participating interest in the project. The oilfield is scheduled to commence production in 2003.

Our parent company, China National Offshore Oil Corporation, announced in September 2002 that it would invite international tenders to bid for the 12 deep-water blocks in the South China Sea. The Company and Husky Oil subsequently reached an agreement on the 40/30 Block in December 2002. We believe the Eastern South China Sea area will fully realise its potential through foreign cooperation in deep-water blocks as well as developing deep-water block strategies.

During the year, our partners drilled 2 wildcat wells in the Eastern South China Sea area. The Company currently holds exploration licenses for 26 blocks while its partners hold exploration licenses for 6 other blocks. In 2003, the Company is planning to drill 8 exploration wells (4 wildcat wells and 4 appraisal wells - including a joint venture exploration for a wildcat well with OPIC). Our foreign partners will drill 3 to 4 exploration wells (including 3 wildcat wells and 1 appraisal well).

East China Sea

The East China Sea is the least-explored area offshore China. Adjacent to Eastern China and boasting natural geographical advantages, the area shows economic vitality and has the greatest economic development potential in China. In this particular area, the Company holds exploration licenses for 44 blocks while its partners hold exploration license for 1 block.



In conjunction with SINOPEC we undertook joint exploration and development operations in Xihu trough in 2002. We are the operator for this project with a 50% participating interest. During the year, we drilled 2 appraisal wells and 1 wildcat well, achieving our objective of evaluating existing gas discoveries. At the beginning of 2002, we formally launched the development of Chunxiao gas fields in the Xihu trough. The development project will be carried out in 2 phases. Phase I consists of 2



wellhead platforms and 1 central platform, internal transmission pipelines and cables, submarine gas transmission pipeline and onshore terminals. In 2003, we are planning to drill 6 exploration wells in the Xihu trough area in conjunction with SINOPEC.

Apart from the Pinghu gas field, the Chunxiao gas field is the second gas field to be developed in the East China Sea.

Overseas Activities

We made great strides in our overseas expansion in 2002 through 3 major acquisitions. Early in the year, we, in the name of CNOOC Southeast Asia, completed the acquisition of a participating interest of REPSOL-YPF in 5 blocks in Indonesia for US$585 million: 65.3% of the Eastern Sumatra production sharing contract area, 36.7% of Northwest Java production sharing contract area, 25% of West Madura production sharing contract area, 50% of Poleng technology services contract area and 16.7% of Blora production sharing contract area. With the completion of the acquisition, the Group has become the largest offshore oil producer in Indonesia.

In September 2002, we reached an agreement to acquire a 12.5% participating interest in the Tangguh project in Indonesia for US$275 million. This transaction took effect on 1 January 2003.

In October 2002, we signed a key terms agreement with North West Shelf Venture Partners to acquire an interest of up to 5.56% in the North West Shelf Gas Project ("NWS Gas Project") titles and assume a 25% interest in the China LNG Joint Venture ("CLNG JV") for approximately US$366 million. This transaction has not been completed.

The Tangguh project in Indonesia and the NWS Gas Project in Australia will enable the provision of natural resources to the LNG projects in China's coastal provinces of Fujian and Guangdong.

Our overseas oil subsidiaries OOGC Malacca Ltd. and Malacca Petroleum Ltd. hold a participating interest of 32.58% and 6.93% respectively in Indonesia's Malacca Strait production sharing contract, with a consolidated interest of 39.51%.

New Contracts Signed in 2002

In 2002, our parent, China National Offshore Oil Corporation, signed 4 petroleum contracts and reached 2 supplemental development agreements.

New Supplemental Development Agreements Signed in 2002

No.	Agreements	Block	Type	Partner	Interest (%)	Date of the Agreement	Area (km²)
1	CFD11-1/2 Development Supplemental Agreement	04/36	Development Supplemental Agreement	Kerr-McGee/ Sino-American Energy	40.1/8.9	2002.09.06	91
2	BZ25-1/1S Unitised Development Agreement	11/19	Unitised Development Agreement	Chevron/Texaco	16.2	2002.10.11	218

New Oil Contracts Signed in 2002

No.	Basin	Block	Partners	Interest of the Partners %	Date of the Agreement	Area (km²)	Drill Obligation (wells)
1	Pearl River Mouth	Chaotai	OPIC	50%	2002-5-16	15,400	3
2	Beibu Gulf	23/15	Husky	100%	2002-9-23	1,327	1
3	Beibu Gulf	23/20	Husky	100%	2002-9-23	1,543	1
4	Pearl River Mouth	40/30 (Deepwater Area)	Husky	100%	2002-12-6	6,704	1

Major exploration blocks

Block	Block Area (km²)	Partner	Exploration License Commencement – Expiration	2002 Total Exploration Drilling	2003 Independent Exploration Plan
Bohai Bay					
Middle of Bohai Bay	5,310		08/16/02 – 08/16/04	2	6
Southern Bohai Bay (1)	573		10/08/00 – 10/08/02	0	2
Western Bohai Bay	1,913		03/29/01 – 03/29/03	1	0
Liaodong Bay	3,344		01/31/00 – 04/08/06	12	7
Eastern Liaodong Bay	2,829		07/02/01 – 07/02/06	0	0
Independent Total	**13,969**			**15**	**15**
05/36	1,250	Kerr-McGee, Newfield, Sino-Amercian Energy	02/10/02 – 02/10/04	2	
06/17 (1)	2,587	Chevron/Texaco, Carigali	02/01/01 – 02/01/03	1	
Eastern 11/05	3,601	Phillips	08/16/02 – 02/10/04	0	
Western 11/05	4,076	Phillips	02/10/02 – 02/10/04	0	
11/19	3,186	Chevron/Texaco	03/28/01 – 03/28/03	0	
09/18	2,226	Kerr-McGee	04/04/01 – 04/04/04	0	
02/31	3,936	Chevron/Texaco, Carigali	04/06/01 – 04/06/03	5	
04/36	1,694	Kerr-McGee, Sino-Amercian Energy	12/31/01 – 12/31/03	4	
11/26 (1) (6)	3,190	Shell	10/08/00 – 10/08/02	0	
PSC Total	**25,746**			**13***	
Bohai Bay Total (major blocks)	**39,715**			**28**	
East China Sea					
Xihu Huangyan 04 (3)	2,848		08/28/01 – 08/28/08	3	6
Xihu Hangzhou 17	4,227		08/28/01 – 08/28/08	0	0
Xihu Zhenghai 01	1,536		08/28/01 – 08/28/08	0	0
Xihu Fuyang 27	2,526		08/28/01 – 08/28/08	0	0
Lishui – Jiaojiang Trough	6,767		03/31/00 – 11/28/05	0	0
Lishui 30	4,085		07/01/02 – 07/01/09	0	0
Western Wunansha (South Yellow Sea)	242		03/31/00 – 12/16/05	0	0
Qingdao 34 (South Yellow Sea)	5,745		12/07/02 – 12/07/06	0	0
Dalian 16 (North Yellow Sea)	6,471		05/11/01 – 05/11/06	0	0
Yantai 04 (North Yellow Sea)	6,111		05/11/01 – 05/11/06	0	0
Independent Total (6)	**40,558**			**3**	**6**
32/32	513	Primeline Energy/ Primeline Petroleum	07/11/02 – 07/11/04	0	0
PSC Total	**513**			**0**	**0**
East China Sea Total (major blocks)	**41,071**			**3**	**6**
Eastern South China Sea					
Xijiang 04 (Pearl River Mouth)	7,969		05/11/01 – 05/11/06	1	0
Lufeng 08 (Pearl River Mouth)	4,723		05/11/01 – 05/11/06	0	3
Huizhou 30 (Pearl River Mouth)	5,862		05/11/01 – 05/11/06	0	0
Huizhou 31 (Pearl River Mouth)	3,074		05/11/01 – 05/11/06	0	0
Enping 15 (Pearl River Mouth)	5,833		05/11/01 – 05/11/06	0	0
Enping 10 (Pearl River Mouth)	6,547		05/11/01 – 05/11/06	0	0
Panyu 33 (Pearl River Mouth)	4,830		05/11/01 – 05/11/06	0	0
Liuhua 07 (Pearl River Mouth)	4,172		05/11/01 – 05/11/06	4	4
Chaotai (3)	7,834		05/14/02 – 05/14/07	0	1
Independent Total (6)	**50,844**			**5**	**8**

* *During the year, our PSC partner, Agip, drilled an exploration well in Bohai Bay's 09/11 Block, however, the exploration contract was terminated in 2002. This well is calculated into the Total Exploration Drilling for the year. This block area is included in the independent block areas.*

Major exploration blocks

Block	Block Area (km²)	Partner	Exploration License Commencement – Expiration	2001 Total Exploration Drilling	Independent Exploration Plan
16/19 (Pearl River Mouth) (1)	415	Agip, Chevron/Texaco	10/08/00 – 03/31/02	0	
15/34 (Pearl River Mouth)	5,124	Devon, Burlington	08/30/00 – 02/28/04	1	
16/02 (Pearl River Mouth)	3,498	Devon, EDC	03/31/00 – 03/31/07	0	
15/12 (Pearl River Mouth)	1,895	Shell, Phillips	10/16/00 – 10/16/06	0	
15/35 (Pearl River Mouth)	1,439	Devon, Burlington	08/10/01 – 01/31/03	0	
27/10 (Pearl River Mouth) (5)	6,546	Devon, EDC	10/09/01 – 10/09/03	1	
16/08 (Pearl River Mouth) (2)	541	Agip, Chevron/Texaco	04/29/01 – 04/29/03	0	
16/05 (Pearl River Mouth) (2)	3,009	Devon, EDC	03/31/00 – 03/31/07	0	
PSC Total	**22,467**			**2**	
Eastern South China Sea Total (major blocks)	**73,311**			**7**	
Western South China Sea					
Ledong 01	6,543		12/03/01 – 12/03/03	4	0
Changjiang 25	5,811		12/03/01 – 12/03/03	7	2
Songtao 18	2,566		03/31/00 – 12/16/05	1	0
Lingao 11	4,117		05/11/01 – 05/11/06	1	0
Lingao 15	6,080		05/11/01 – 05/11/06	3	0
Weizhou 12	6,980		05/11/01 – 05/11/06	0	0
Yulin 35	6,050		05/11/01 – 05/11/06	1	0
Qionghai 28	5,208		05/11/01 – 05/11/06	0	1
Songtao 22	4,063		05/11/01 – 05/11/06	1	0
Songtao 31	5,264		05/11/01 – 05/11/06	1	0
Wenchang 20	4,979		05/11/01 – 05/11/06	1	1
Baodao 16	7,583		08/08/02 – 08/08/07	0	0
Baodao 30	6,341		08/07/02 – 08/07/07	0	0
Independent Total (6)	**71,585**			**20**	**4**
Wananbei A~D	25,418	Crestone	10/01/01 – 10/01/03	0	
Pearl river mouth 39/05 (5)	5,700	Husky	12/03/01 – 12/03/03	0	
Beibu Gulf 22/12 (5)	608	Blair/ROC/Petsec/Oil Australia	05/11/01 – 05/11/06	1	
Beibu Gulf 23/15 (5)	1,327	Husky	05/11/01 – 05/11/06	0	
Beibu Gulf 23/20 (5)	1,543	Husky	05/11/01 – 05/11/06	0	
PSC Total	**34,596**			**1**	
Western South China Sea Total (major blocks)	**106,181**			**21**	
Total (6) (major exploration blocks)	**260,278**			**59**	**33**

(1) Application submitted for extension of exploration license.
(2) Contract completed in 2002. The valid period of the license is the same as that of the independent exploration block.
(3) Joint exploration block with SINOPEC or OPIC (as the case may be), planned workload equals joint operation workload, half of it is net independent workload. The total net independent workload in 2002 is 41.5 wells.
(4) Drilling operation planned for 2002 includes joint operation wells. Net independent drilling plan for 2003 is: 3 wells for East China Sea, 7.5 wells for Eastern South China Sea, 15 wells for Bohai Bay and 4 wells for Western South China Sea, in total 29.5 wells.
(5) The contract area is located in an independent block, the valid period of which is dependent on the exploration license for the independent block.
(6) The PSC contract area has been excluded from the total area of the independent block.



"Strict corporate governance is the foundation for outstanding business operation"

We have been committed to maximizing shareholder value since our listing. In 2002, we strictly complied with our corporate governance policy, and made sure that all decisions were based on trust, fairness, compliance and transparency, so as to protect the interests of our shareholders as a whole.

Board of Directors

Our Board of Directors ("Board") comprises nine members, including four independent non-executive directors who had no previous affiliation with the Company. The diversified composition of the Board provides suitable and necessary balance and supervision for the Company to make major decisions.


CNOOC
VOTED AS THE
BEST IN CORPORATE GOVERNANCE, CHINA
IN
THE ASSET BENCHMARK SURVEY
THE Asset

The Board holds three regular annual meetings, and extraordinary meetings will be held if required. Events that require all board members to vote include conflict of interest on any matter that involves a major shareholder or a director, major asset acquisitions/disposals, investments, capital expenditure items, determination of authority, treasury policy, risk management and important personnel changes to the management.

In 2002, two members of the Company's International Advisory Board, Dr. Kenneth S. Courtis and Dr. Erwin Schurtenberger, were appointed independent non-executive directors of the Company. With the appointment of two world-renowned professionals, the Company is set to enhance its efforts in corporate governance and the protection of our shareholders' interests.

With an aim to strengthening the Company's corporate governance, the Company established the Audit Committee and the Remuneration Committee in 1999 and 2001, respectively. The two committees consist of independent non-executive directors only.

Audit Committee

Formed by two independent non-executive directors, the Audit Committee is responsible for reviewing the completeness, accurateness and fairness of the Company's accounts, and evaluating the Company's auditing scope and procedures, as well as internal control systems. The committee is also responsible for setting up internal monitoring systems, so as to allow the Board to monitor the Group's entire financial position, protect the Group's assets, and prevent major mistakes resulting from financial reporting or loss. The Board will be responsible for these systems and appropriate delegations and guidance have been made.

Remuneration Committee

With three independent non-executive directors, the Remuneration Committee is responsible for reviewing information pertaining to all manager's bonuses, share option plans and performance appraisal systems.

Striving for better transparency and communication with investors

We also have an investor relations department that ensures all investors can receive the Company's information in a timely manner. In addition to providing interim results and annual results to our shareholders and investors in accordance with the related laws and regulations, we also report on any major developments through press releases, announcements and the Company's website.





HSE & Community Contributions

The Company places great emphasis on increasing the awareness of health, safety and environment to all our employees.



Health, safety and environmental ("HSE") policies have always been one of CNOOC Ltd's core philosophies. According to the HSE targets and performance evaluation methods set at the beginning of the year, and after comparison with the operating models of other international oil majors, we performed an in-depth and detailed analysis of our work, leading to further improvements in our HSE results this year.

In 2002, we began promoting our HSE management system and unified all our health, safety and environmental policies to every production segment. We also developed a series of HSE policies for these overseas assets, which include setting yearly targets, conducting year-end evaluation, preparing emergency contacts, recording statistics and arranging management reviews.

The Company places great emphasis on increasing the awareness of health, safety and environment to all our employees. We therefore organised various training courses and practice drills related to the environmental laws and regulations, safety measures for offshore working, first-aid and our exploration risk analysis, etc. By closely monitoring the National Weather Forecast and other related sources, we track for information on hazardous weather that will directly affect our production facilities and we have also established the Company's emergency resources database and updated a quarterly emergency contact card.

Our HSE philosophy has been highly recognised by the government. Both our Shenzhen and Zhanjiang subsidiary companies were given the "South China Sea Offshore Exploration HSE" award in 2001 and attained the National HSE standard.


我们生活在同一片土地
THERE IS

The Company also established a framework for the prevention of occupational diseases. During 2002, the Company established the "Accountability System for Major Production Accidents" and conducted a trial implementation of the "Evaluation System for Employees' Health, Safety and Environmental Protection". We also initiated a "Safety Month" activity and, together with our PSC partners, we hired a foreign professional responsible for safety inspections of the helicopters employed in our oilfields.

While striving for faster business growth and effective development, the Company is also committed to contributing to the community so as to accomplish our goal of mutually beneficial development.

In September 2002, the Company organised a donation program and invited other companies related to the oil industry in Shenzhen and Shekou to join. Themed "We Live in the Same Territory", the event raised RMB1,316,912 for the reconstruction of a secondary school and a hospital in the flood-stricken Shaanxi Province.

In addition, the Company was engaged in the development of the Nima County in the Tibet Autonomous Region. We also provided active support for several community and charity organisations, such as China Children and Teenagers' Fund, Red Cross Society of Shaanxi Province, Project Hope and Lifeline Express.

Our branch offices throughout China also organised a number of staff-initiated environmental protection activities. The tree plantation program for youngsters in Boxi planned by our Tianjin office is one example.

CNOOC Ltd. OHSA occupational injury & occupational disease statistics of 2002

			Incident rate (Times/200,000 Man Hour)		
Scope	Average person	Man-hour (in thousand)	Recordable cases	Number of days away & working bounds	Death & number of days away
Permanent Worker	1,451	2,992	0.00	0.00	0.00
Permanent worker, & other worker & direct contractor	6,218	12,924	0.10	0.01	0.00



Human Resources Development

We continued to create and communicate the Company's corporate culture through different forms of training programs, so as to enhance the quality of our staff and improve the Company's general performance with a view to making staff training an important component of our corporate development.

As a company engaged in the highly professional and technical offshore oil and gas production industry, we place strong emphasis on human resources development.

In 2002, we committed ourselves to combining the Company's growth with the development of our staff. Focusing on the effectiveness of training, we continued to create and communicate the Company's corporate culture through different forms of training programs, so as to enhance the quality of our staff and improve the Company's general performance with a view to making staff training an important component of our corporate development.

During the year, we invited a group of professionals to go through a thorough job analysis and evaluate the Company's entire position, which aided the Company in developing a rational and systematic position value system. This system has laid a solid foundation for the Company to systematically and scientifically conduct staff recruitment, remuneration evaluations and management, enhance management standard and training development, etc.

Based on the human resources development strategy for the future and the results of our employee evaluations, the Company established a series of target training initiatives and organised a variety of trainings. We utilised our domestic and overseas resources to formulate various successful training programs. During the year, a total of 388 training workshops were held with 8,482 participants.





At the same time, we co-operated with various renowned local and overseas universities to develop training programs for our senior management. In an effort to enhance our senior management's financial knowledge, we partnered with the New York University Leonard N. Stern School of Business to organise a financial training workshop. We also organised an industry specific training program with the Oklahoma State University, and a management workshop for our senior managers with the China-Europe International Business School. There were also exploration and more technical oil and gas related training topics organised with other major oil and gas universities. These programs not only help our employees to contribute to the Company, but also provide them with opportunities for self-development.

The Company regularly enhances and fine-tunes the training system, and our employee evaluation system is already in shape. With the aid of technology, we released an electronic learning platform through the Company's Intranet. This greatly improved the internal communication and knowledge sharing process within the Company, which led to more transparent management of training programs and services.

In order to satisfy the Company's continuing need for talent in the future, we are currently developing a manpower resources system. This system aims to identify talent within the Company, recruit talented graduates, and hire outstanding individuals domestically and from overseas.

Directors & Senior Management



Han LUO · Longsheng JIANG · Sung Hong CHIU · Shouwei ZHOU · Chengyu FU

Kenneth S. COURTIS · Liucheng WEI · Chak Kwong SO · Erwin SCHURTENBERGER

Executive Directors

Liucheng WEI, aged 56. Mr. Wei received a B.S. degree in petroleum engineering from Beijing Petroleum Institute and completed a Master's degree in Business Administration at the Chinese Academy of Social Sciences. He is a senior economist and has over 31 years of experience in the oil industry in the PRC. He was appointed as the Chairman of the Board of Directors and Chief Executive Officer of the Company in September 1999. Mr. Wei is also the President of CNOOC, a position he has held since November 1998. From 1993 to 1998, he served as the Vice President of CNOOC. He joined CNOOC in 1982.

Chengyu FU, aged 51. Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 28 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oilfields. During the early 80's, Mr. Fu was appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum and Agip. In December 1995, he was appointed as Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. He was appointed as a Director, Executive Vice President, President and Chief Operating Officer of the Company and Deputy General Manager of CNOOC in 1999. In August 2002 he became the Chairman and Chief Executive Officer of our affiliate, China Oilfield Services Ltd. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. He was subsequently promoted to General Manager in 1999. He joined CNOOC in 1982.

Longsheng JIANG, aged 57. Mr. Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 33 years of experience in the oil industry in the PRC. He was appointed as a Director of the Company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed as the Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982.

Shouwei ZHOU, aged 51. Mr. Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed as a Director and Executive Vice President of the Company in September 1999 and is responsible for the management and operation of CNOOC China Limited. Mr. Zhou was appointed as the President of the Company in August 2002. Mr. Zhou is also a Vice President of CNOOC. Mr. Zhou was the Deputy General Manager and later promoted to General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC. He joined CNOOC in 1982.

Han LUO, aged 49. Mr. Luo received a doctorate degree from the China Petroleum University. He has over 28 years of experience in the oil industry in the PRC. He was appointed as a Director of the Company in December 2000. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chief Representative of CNOOC in the CACT operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

Independent Non-executive Directors

Chak Kwong SO, aged 58. Mr. So is the Chairman of the board of directors and Chief Executive of the MTR Corporation Limited. He has been a Non-executive Director of the Hongkong & Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. Mr. So began his career with the Hong Kong government. He joined the private sector in 1978, serving in various posts in the securities, finance and property industries. Mr. So also served as an Executive Director of the Hong Kong Trade Development Council from 1985 to 1992. Mr. So is the World President of the Chartered Institute of Logistics & Transport. Currently, he is a Vice President of the International Union of Public Transport and is the Chairman of its Asia-pacific Division. He also serves on a number of other committees and organisations, including the Hong Kong/European Union Business Cooperation Committee, ICAC, The Employers' Federation of Hong Kong, The Hong Kong Management Association and the Community Chest. Mr. So was appointed as an Independent Non-executive Director of the Company in September 1999.

Sung Hong CHIU, aged 56. Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 28 years of experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company in September 1999.

Dr Kenneth S. COURTIS, aged 57, is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He advises the firm on economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. Dr. Courtis has won numerous prizes and distinctions for his research and is a valued advisor on international economic, financial and investment matters. He has lectured and written widely on the related fields of international finance, macro-economic policy, global capital markets and strategy. He is a prominently quoted commentator on global economic, financial and political developments.

He serves on the international advisory boards of a variety of leading international firms, public policy organisations and universities. After graduating with honors from Glendon College in Toronto, Dr. Courtis received a M.A. in international economics from Sussex University, England, a M.B.A. in finance and strategy from INSEAD (European Institute of Business Administration), and a Doctorate, with honors and the highest distinction, from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank. Dr. Courtis was previously a member of the Company's IAB.

Dr Erwin SCHURTENBERGER, aged 63, was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea, the Republic of Mongolia. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organisations such as Credit Suisse Financial Services, Novartis and Bunge. He was the President of the Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint., BUHLER GROUP Switzerland, FIRMENICH, SIRE Holding (China Infrastructure Fund), CIBA China, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy. Dr. Schurtenberger was previously a member of the Company's IAB.

Company Secretary

Yunshi CAO, aged 57. Mr. Cao is the Company Secretary, the General Counsel and a Senior Vice President of the Company. From 1992 to 1999, he was the Director of the Legal Department of CNOOC. He has been the General Counsel of CNOOC since 1999. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts and over 32 years of experience in the oil industry. He received a B.S. degree from the Beijing Petroleum Institute and studied law at the Law School of Columbia University. Mr. Cao joined CNOOC in 1982.

Senior Management

Ke RU, aged 59. Mr. Ru is the Executive Vice President of the Company and is responsible for our offshore petroleum exploration. Mr. Ru is a geologist, graduated from the Beijing Petroleum Institute and was a Visiting Scholar at the University of Oklahoma. He has over 32 years of experience in exploration, geophysical and geological research in China. He joined CNOOC in 1982 and was the President of the Research Institute of China Offshore Oil Western South China Sea Corporation and Chief Geologist of CNOOC.

Yunshi CAO (Please refer to "Company Secretary")

Mark QIU, aged 39. Dr. Qiu is the Chief Financial Officer and Senior Vice President of the Company. He worked for the investment bank Salomon Smith Barney before CNOOC Ltd., last as the head of its Asia Oil & Gas Investment Banking group. He previously held several management positions at Atlantic Richfield Corporation (ARCO) of United States. He was the Federal Government Relations Director of ARCO in Washington, D.C. Prior to that, he was a Vice President of ARCO China Ltd., ARCO's subsidiary in China. He was a consultant with the leadership succession planning consulting firm of RHR International. Mr. Qiu received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He also has a Master degree and a Ph.D. degree in Decision Sciences from the University of Texas at Arlington.

Hua YANG, aged 41. Mr. Yang is a Senior Vice President of the Company and President of CNOOC International Limited. He is a senior engineer and is responsible for our overseas operations. He received his B.S. degree from China Petroleum Institute. He has over 20 years of experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was an Acting Director of the Overseas Development Department of CNOOC.

Wei CHEN, aged 45. Mr. Chen is a Senior Vice President and General Manager of Administration Department of the Company. He is a senior engineer and is responsible for the administration, foreign affairs, human resources and material procurement of the Company. He received his B.S. degree from China Petroleum University and holds a MBA degree of Tsinghua University. He has over 20 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and was the Deputy Manager for the exploration and development department of CNOOC Research Center, Deputy Manager of the Overseas Research department, the Manager of the Information Department, the Deputy Director of the Research Center and the General Manager of the Human Resources Department of CNOOC.

Changes In Directors and Senior Management

- Mr. Shouwei Zhou was appointed as the President of the Company, effective as of August 2002. Mr. Chengyu Fu, the former President moved to China Oilfield Services Limited.

- Dr. Kenneth Courtis and Dr. Erwin Schurtenberger were appointed as independent non-executive directors of the Company effective as of 18 November 2002. They replaced Mr. Tso Kai Sum and Mr. Will Honeybourne who sat on the Board on behalf of strategic investors and whose terms expired.

The directors (the "Directors") of CNOOC Limited (the "Company") are pleased to present their report together with the audited financial statements for the year ended 31December 2002.

Principal Activities and Operating Results

The principal activity of the Company is investment holding of its subsidiaries (which together with the Company shall be known as the "Group "), which are principally engaged in the exploration, development, production and sales of crude oil and natural gas.

Summary of Financial Information

Please refer to the financial statements for a summary of the assets and liabilities of the Group as at 31 December 2002 on page 45 and the operating results for the year then ended on page 44.

Loans

Please refer to note 27 to the financial statements on pages 74 to 75 for details of the long-term bank loans of the Group for the year ended 31 December 2002.

Property, Plant and Equipment, net

Please refer to note 19 to the financial statements on pages 68 to 69 for movements in property, plant and equipment, net of the Group for the year ended 31 December 2002.

Reserves

Please refer to the statement of changes in equity on page 46 and note 33 of the financial statements on page 83 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2002.

Subsidiaries and Associated Company

Particulars of the Company's subsidiaries and associated company as at 31 December 2002 are set out in notes 20 and 21 to the financial statements on pages 69 to 72.

Dividends

The Directors recommend the payment of a final dividend of HK$0.15 per share for the year ended 31 December 2002 and a special cash dividend of HK$0.15 per share.

Retirement Benefits

Please refer to note 34 to the financial statements on page 84 for details of the retirement benefits of the Group for the year ended 31December 2002.

Major Suppliers and Customers

Purchases from the largest supplier of the Group for the year ended 31 December 2002 represented approximately 15% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 34% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2002 represented approximately 29% of the Group's total sales. The total sales attributable to the five largest customers of the Group accounted for approximately 50% of the total sales of the Group for the year then ended.

None of the Directors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers or customers of the Group for the year ended 31 December 2002.

Connected Transactions

The Independent Non-executive Directors confirmed that the following connected transactions for the year ended 31 December 2002 to which the Group was a party and the agreements governing those transactions were entered into by the Group:

1. in the ordinary and usual course of its business;

2. either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable than those available to independent third parties; and

3. on terms that were fair and reasonable so far as the shareholders of the Company were concerned.

The Independent Non-executive Directors further confirmed that:

1. the aggregate annual volume of transactions under the materials, utilities and ancillary services supply agreements has not exceeded 10% of the audited consolidated total revenues of the Group in the immediate preceding financial year;

2. the aggregate annual volume of transactions in relation to technical services has not exceeded RMB5,300 million;

3. the aggregate annual volume of transactions in relation to research and development services for particular projects has not exceeded RMB160 million;

4. the aggregate annual volume of transactions in relation to sales of crude oil, condensate oil and liquefied petroleum gas has not exceeded 38% of the audited consolidated total revenues of the Group in the immediate preceding financial year;

5. the amount paid under the general research and development services agreement has not exceeded RMB110 million; and

6. the aggregate amounts paid under the lease and management agreements have not exceeded RMB55 million.

The auditors of the Group have reviewed the transactions referred to in the above paragraph 1 to paragraph 6 and confirmed to the Directors that:

1. the transactions have received the approval of the Directors;

2. the transactions were in accordance with the pricing policies as stated in the Company's financial statements; and

3. the transactions were entered into in accordance with the terms of the agreements governing the transactions.

Please refer to note 30 to the financial statements on pages 76 to 78 for a summary of the related party transactions which include the Group's connected transactions.

Share Capital

Please refer to note 32 to the financial statements on pages 80 to 82 for details of movements in the Company's share capital for the year ended 31 December 2002.

Share Option Schemes

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1. options for an aggregate of 4,620,000 shares have been granted;

2. the subscription price per share is HK$5.95; and

3. the period during which an option may be exercised is as follows:

   (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

   (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1. options for an aggregate of 8,820,000 shares have been granted;
2. the subscription price per share is HK$6.16; and
3. the period during which an option may be exercised is as follows:
   (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;
   (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and
   (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1. the nominal value of a share;
2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and
3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

The period during which an option may be exercised is as follows:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;
2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and
3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

As at 31 December 2002, the directors and employees of the Group had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

Name of Grantee	No. of shares involved in the options outstanding at the beginning of the year	No.of shares involved in the options outstanding at year end	Date of Grant	Closing price per share immediately before the date on which the options were granted (HK$)	Exercise Price (HK$)
Directors:					
Wei Liucheng	500,000	500,000	12 March 2001	–	5.95
	500,000	500,000	27 Aug 2001	7.30	6.16
Fu Chengyu	350,000	350,000	12 March 2001	–	5.95
	350,000	350,000	27 Aug 2001	7.30	6.16
Jiang Longsheng	280,000	280,000	12 March 2001	–	5.95
	230,000	230,000	27 Aug 2001	7.30	6.16
Zhou Shouwei	280,000	280,000	12 March 2001	–	5.95
	350,000	350,000	27 Aug 2001	7.30	6.16
Luo Han	280,000	280,000	12 March 2001	–	5.95
	230,000	230,000	27 Aug 2001	7.30	6.16
Employees:					
Other Empolyees	2,930,000	2,930,000	12 March 2001	–	5.95
	7,160,000	7,160,000	27 Aug 2001	7.30	6.16

As at 31 December 2002, no options granted under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme have been exercised.

The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme at the grant dates was RMB3.10. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%

The assumptions on which the option pricing model is based represent the subjective estimations of the Directors as to the circumstances existing at the time the options were granted.

Purchase, Sale or Redemption of Shares

For the year ended 31 December 2002, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

Substantial Shareholders of the Company

The Company has been notified of the following interests in the Company's issued shares as of 31 December 2002 amounting to 10% or more of the ordinary shares in issue:

	Ordinary Shares held		Percentage of
	Directly	Indirectly	Total Issued Shares
(i) China National Offshore Oil Corporation ("CNOOC")	-	5,800,000,000	70.61%
(ii) Overseas Oil & Gas Corporation, Limited ("OOGC")	-	5,800,000,000	70.61%
(iii) CNOOC (BVI) Limited ("CNOOC (BVI)")	5,800,000,000	-	70.61%

Note: In light of the fact that CNOOC and OOGC, directly or indirectly, control one-third or more of the voting rights in the shareholders' meetings of CNOOC (BVI), in accordance with the Securities (Disclosure of Interests) Ordinance, the interests of CNOOC (BVI) are deemed to be, and have therefore been included in, the interests of CNOOC and OOGC.

Apart from the foregoing, as at 31 December 2002, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company.

Directors and Senior Management of the Company

Please refer to pages 28 to 31 for information concerning the Directors and senior management of the Company.

Directors' Interests in the Equity Securities of the Company

As at 31 December 2002, the interests of the Directors and chief executive of the Company in the equity securities of the Company and its associated company as required to be recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

Director	Company	Personal Interest
Chak Kwong So	CNOOC Limited	30,000 Ordinary Shares

Directors' Interests in Contracts

Each of the Executive Directors has entered into a service contract with the Company for a term of three years effective from 28 February 2001.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Emoluments of the Directors and the Five Highest Paid Individuals

Please refer to notes 13 and 14 to the financial statements on pages 63 to 64 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

Material Legal Proceedings

As at 31 December 2002, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the Company is aware of.

Compliance with the Code of Best Practice

The Company has complied with the Code of Best Practice as set out by the HKSE in Appendix 14 to the Listing Rules throughout the year ended 31 December 2002, except that the Non-executive Directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

Auditors

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2002 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

By Order of the Board

WEI Liucheng
Chairman

Hong Kong, 27 March 2003

Outlook

The global political situation remains turbulent in 2003, and investors are further cautious given the shadow of war in the Middle East, making a strong global economic growth become merely a wish. Although the international oil price level in the long-term is dependent on the fundamentals of the global economy, political and economic outbursts will definitely impact the oil price, resulting in adverse effects on the Company's development. However, as the Company mainly operates in countries in Asia Pacific, such as China and Indonesia, the political stability and economic dynamism within the region will provide the necessary opportunities for the Company to gear up its development. Meanwhile, the management will continue to remain highly alert to the Company's business environment, and will face the difficulties on the grounds of prudence and progressiveness.

After the historic production growth in 2002, the Company will consolidate and strengthen its management in 2003 to prepare for further expansions in the future. We will focus on growing our production on a low-cost basis, and adding quality reserves through explorations and opportunistic acquisitions. As a crucial component in the Company's continual growth, natural gas projects will continue to play an important role in the Company's future development.

In 2003, two oil and gas fields in coastal China will commence production, allowing the Company to achieve its pre-set production target.

Given that the Company's balanced asset portfolios, progressive and enthusiastic management team, prudent financial policies and healthy financial position have already laid a solid foundation for our production and development, the management expresses optimism over the business prospects in 2003.

Consolidated Net Profit

Our consolidated net income after tax was RMB9,232.8 million (US$1,115.1 million) in 2002, an increase of RMB1,275.2 million (US$154.0 million), or 16.0%, from RMB7,957.6 million in 2001.

Revenue

Our oil and gas sales for the year 2002 were RMB 23,779.3 million (US$2,871.9 million), an increase of RMB6,218.5 milion (US$751.0 million), or 35.4%, from RMB17,560.8 million in the year 2001. The increase primarily reflects the rise in our production level, as well as the increase in global crude oil prices during 2002. Of the increase in oil and gas sales, RMB5,417.0 million (US$654.2 million) was attributable to our increased production volume, while RMB801.5 million (US$96.8 million) was attributable to the rise in crude oil prices. In 2002, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of overseas oil and gas properties, our production volume increased significantly compared to 2001. Our net production level in 2002 increased by 33% compared to the same period last year, one of the highest growth years in our history. The net crude oil and condensate production volume per day was 298,625 barrels in 2002, compared to 228,874 barrels in 2001, an increase of 69,751 barrels, or 30.5%. Our Indonesian oil and gas operations accounted for 15% of our increase in production volume. Production volume increases offshore China primarily resulted from the commencement of operations in our new oil and gas properties, including new platforms in Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1 and Wenchang 13-2. Our daily average production for natural gas in 2002 was 272.6 million cubic feet, an increase of 77.6 million cubic feet, or 39.8%, from 195.0 million cubic feet in 2001. The increase was primarily attributable to our Indonesian operations. Our crude oil sales prices are determined in accordance with international crude oil prices. The average realised price for our crude oil was US$24.35 per barrel in 2002, an increase of

US$1.01, or 4.3%, compared to US$23.34 per barrel in 2001. The average realised price of natural gas was US$2.98 per thousand cubic feet in 2002, a decrease of US$0.10, or 3.2%, from US$3.08 per thousand cubic feet in 2001. The decrease was due to the lower natural gas price of our Indonesian properties relative to prices in China.

Our marketing revenues in 2002 were RMB2,377.5 million (US$287.1 million), a decrease of RMB159.5 million (US$19.3 million), or 6.3%, from RMB2,537.0 million in 2001.

Our other income, reported on a net basis in 2002, was RMB217.1 million (US$26.2 million) and consisted primarily of project management and handling fees. This was at a similar level to 2001. In 2001, our other income on a net basis was RMB203.8 million, which was derived from our other income of RMB721.7 million less corresponding costs of RMB517.9 million in other expenses.

Expenses

Operating expenses

Our operating expenses were RMB3,775.3 million (US$456.0 million) in 2002, an increase of RMB1,446.2 million (US$174.7 million), or 62.1%, from RMB2,329.1 million in 2001. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties and the commencement of operations in new properties offshore China. The operating expenses for the Indonesian oil and gas properties were RMB1,237.8 million (US$149.5 million) in 2002. On a unit of production basis, operating expenses were RMB30.3 (US$3.66) per BOE in 2002, which were higher than operating expenses of RMB24.9 (US$3.01) per BOE in 2001. The increase was largely attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the different fiscal regime applicable to Indonesia. Our operating expenses excluding Indonesia in 2002 were RMB23.6 (US$2.85) per BOE.

Production taxes

Our production taxes for the year 2002 were RMB1,023.0 million (US$123.6 million), an increase of 15.8%, or RMB139.2 million (US$16.8 million) from RMB883.8 million in 2001. The increase was due to increase in oil and gas sales in 2002.

Exploration costs

Our exploration costs for the year 2002 were RMB1,318.3 million (US$159.2 million), an increase of RMB279.0 million (US$33.7 million), or 26.8%, from RMB1,039.3 million in 2001. The increase primarily resulted from a higher volume of exploration activities.

Depreciation, depletion and amortisation expenses

Our depreciation, depletion and amortisation expenses for 2002 were RMB4,019.5 million (US$485.4 million), an increase of RMB1,452.6 million (US$175.4 million), or 56.6%, from RMB2,566.9 million in 2001. On a unit of production basis, depreciation, depletion and amortisation expenses for the year 2002 were RMB32.3 (US$3.90) per BOE, an increase of 17.5% compared to RMB27.5 (US$3.32) per BOE in 2001. The primary reason for the increase was the newly acquired Indonesian oil and gas properties, and the commencement of production at new oil and gas properties offshore China.

Dismantlement

Our dismantlement costs for the year 2002 was RMB126.1 million (US$15.2 million), an increase of RMB35.7 million (US$4.3 million), or 39.5%, from RMB90.4 million in 2001. The increase was primarily due to an upward revision of the estimated dismantlement costs and the commencement of production at new oil and gas properties offshore China.

Impairment losses

There were no impairment losses related to oil and gas properties in 2002.

Crude oil and product purchase

Our crude oil and product purchases for the year 2002 were RMB2,326.3 million (US$281.0 million), a decrease of RMB127.0 million (US$15.3 million), or 5.2%, from RMB2,453.3 million in 2001. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorised to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

Selling and administrative expenses

Our selling and administrative expenses for the year 2002 were RMB1,006.5 million (US$121.6 million), an increase of RMB391.1 million (US$47.2 million), or 63.6%, from RMB615.4 million in 2001. On a unit of production basis, selling and administrative expenses were RMB8.1 (US$0.98) per BOE in 2002, an increase of 22.7% from RMB6.6 (US$0.80) per BOE in 2001. The primary reason for the increase was the RMB272.1 million (US$32.9 million) selling and administrative expenses incurred in connection with the acquisition of Indonesian oil and gas properties and the commencement of production at the new oil and gas properties offshore China. Our selling and administrative expenses excluding Indonesia in 2002 were RMB6.82 (US$0.82) per BOE.

Net interest expense/income

Our net interest expense for 2002 was RMB146.9 million (US$17.7 million), an increase of RMB348.0 million (US$42.0 million) from a net interest income of RMB201.1 million in 2001. This increase was primarily due to interest expense associated with US$500 million long-term guaranteed notes in 2002, which led to an increase in interest expense of RMB135.0 million (US$16.3 million) record in the income statement. Further, the net interest expenses recognised under SSAP 28, which we adopted in 2002, relating to provision for dismantlement was RMB77.9 million (US$9.4 million).

Exchange Gain/Loss, net

Our exchange loss for 2002 was RMB113.8 million (US$13.7 million) compared with an exchange gain of RMB235.4 million in 2001. The decrease was partly attributable to exchange rate fluctuations related to our yen-denominated loans in 2002. On 27 December, 2002, we prepaid a sum of JPY21,162 million in yen-denominated loans, after which our outstanding yen-denominated loans were JPY1,357 million. Since the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses in the future.

Investment income

Our investment income for 2002 was RMB193.3 million (US$23.3 million), a decrease of RMB27.4 million (US$3.3 million) or 12.4% from RMB220.7 million in 2001. The decrease was primarily due to a decline in short-term interest rates in 2002.

Share of profit of an associate

Our share of profit of an associate for the year 2002 was RMB165.4 million (US$20.0 million), an increase of RMB75.4 million (US$9.1 million), or 83.8%, from RMB90.0 million in 2001. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited, our associated company. This company experienced a decrease in its amortisation cost resulting from an increase in exploitable reserves.

Non-operating loss/income, net

Our non-operating loss for the year 2002 was RMB71.4 million (US$8.6 million), a decrease of RMB106.3 million (US$12.8 million) from non-operating profit of RMB34.9 million in 2001, primarily due to the losses incurred in the disposal of certain assets in 2002.

Tax
Our taxation for the year 2002 was RMB3,541.4 million (US$427.7 million), an increase of RMB493.2 million (US$59.6 million) or 16.2% from RMB3,048.2 million in 2001. The primary reason for the increase was the increase in profit before tax. The effective tax rate for both 2002 and 2001 was 27.7%.

Cash generated from operations
Cash generated from operations in 2002 amounted to RMB17,262.0 million (US$2,084.8 million), an increase of RMB3,237.0 million (US$390.9 million), or 23.1%, from RMB14,025.0 million in 2001. In addition to an increase in profit before tax of RMB1,768.4 million (US$213.6 million), the increase in cash generated from operations was also due in part to an increase in net interest expenses of RMB348.0 million (US$42.0 million), an increase in net exchange loss of RMB375.1 million (US$45.3 million), an increase in depreciation, depletion and amortisation expenses of RMB1,452.6 million (US$175.4 million), an increase in dismantlement costs of RMB35.7 million (US$4.3 million) and a decrease in short-term investment income and amortisation of discount of long-term guaranteed notes of RMB33.5 million (US$4.0 million).

The increase was partially offset by our share income of an associate RMB75.4 million (US$9.1 million) growth, a decrease in provision for impairment of property, plant and equipment of RMB99.7 million (US$12.0 million) and a decrease in loss on disposals and write off of property, plant and equipment of RMB19.0 million (US$2.3 million).

In addition, operating cash flow was adversely affected by an increase in current liabilities from operating activities of RMB500.8 million (US$60.5 million), and a simultaneous increase in current assets excluding cash and bank balances of RMB504.7 million (US$61.0 million).

Capital Expenditures and Investments
In line with our use of the successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were RMB11,566.9 million (US$1,397.0 million) in 2002, an increase of RMB7,224.3 million (US$872.5 million), or 166.4%, from RMB4,342.6 million in 2001. The capital expenditure in 2002 included RMB585.6 million (US$70.7 million) for capitalised exploration activities, RMB6,247.1 million (US$754.5 million) for development activities, and RMB4,734.2 million (US$571.8 million) for acquiring Indonesian oil and gas properties. Our development expenditures in 2002 related principally to the development of Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1, Wenchang 13-2, Penglai 19-3 and Panyu 4-2/5-1.

Financing Activities
We had net cash outflows from financing activities of RMB1,428.1 million (US$172.5 million) in 2002, resulting primarily from our repayment of RMB3,367.3 million (US$406.7 million) in bank loans and dividend distributions of RMB2,265.1 million (US$273.6 million). This cash outflow was offset by cash inflow of RMB4,059.3 million (US$490.3 million) resulting from our March 2002 offering of US$500 million in 6.375% guaranteed notes due 2012.

The following table summarises the maturities of our long-term debt outstanding as of 31 December 2002.

	Debt maturities principal only				
		Original currency		Total RMB	Total US$
Due by 31 December,	US$	JPY	RMB	equivalents	equivalents
	(in millions, except percentages)				
2003	31.4	271.5	18.9	297.5	35.9
2004-2006	100.0	814.4	38.4	922.4	111.4
2007-2008	-	271.5	-	18.7	2.3
2009 and beyond	500.0	-	-	4,140.0	500.0
Total	631.4	1,357.4	57.3	5,378.6	649.6
Percentage of total debt	97.2%	1.7%	1.1%	100.0%	100.0%

Market Risks

Our market risk exposures primarily consists of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity price risk: We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices.

Currency risk: Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last nine years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stable of the Renminbi. Our domestic oil and gas prices are quoted in U.S. dollars based on international U.S. dollar oil prices we are therefore naturally able to offset Renminbi exchange rate risk. Our major foreign currency risk arises from our Japanese yen-denominated loans. We manage our yen-denominated loans in response to market changes.

In early 2002, the yen depreciated sharply against the U.S. dollar. At the time, a majority of our yen-denominated loans was still outstanding. However, because we and our auditors at that time, Arthur Andersen, were concerned about US GAAP FAS 133's disclosure risk in respect of structured swaps, we missed an opportunity to take advantage of the depreciation in the yen. In December 2002, we prepaid JPY21,162 million in yen-denominated loans. Currently, since the outstanding amount of our yen loans is hedged against foreign currency swaps, we do not expect similar exchange gains or losses in the future.

Interest rate risk: On 1 January 2002, our floating rate foreign currency debt was US$142.3 million. On 31 December 2002, that figure had fallen to US$31.4 million, accounting for 4.9% of total foreign currency denominated debt. On 1 January 2002, our fixed rate foreign currency debt was US$311.0 million. As a result of our offering of US$500 million guaranteed notes in 2002, our fixed rate foreign currency debt rose to US$603.0 million by 31 December 2002, accounting for 93.8% of our total foreign currency denominated debt. On 3 January 2003, we repaid our outstanding floating rate foreign currency debt. Therefore all of our foreign currency debt is fixed rate debt. We think our projects can afford the interest expenses despite the market interest rate dropped obviously in last year.

Significant Investments

We had a strategy to make strategic investments in related natural gas business. In September 2002, we entered into an agreement with BP to acquire a 12.5% interest in the Tangguh LNG Project in Indonesia for approximately US$275 million. In October 2002, we entered into an agreement with the North West Shelf Venture partners to acquire an interest of up to 5.56% in the Australian North West Shelf Gas Project titles and to assume a 25% interest in a LNG joint venture to be established. The acquisition of the interest in the Tangguh Project was completed in February 2003 and effective as of 1 January 2003. In March 2003, we entered into an agreement with BG International Limited to acquire an 8.33% interest in the North Caspian Sea Project in Kazakhstan for US$615 million, subject to certain adjustments. Completion of the acquisition is subject to the satisfaction of a number of conditions including the waiver of certain pre-emption rights by the existing partners and receipt of govermental approvals.

Material Acquisitions

During the financial year ended 31 December 2002, we acquired nine subsidiaries of Repsol YPF, S.A. which held a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The aggregate consideration for the acquisition was a net cash consideration of US$566 million after adjustments.

Employees

We have 2,047 employees at the end of 2002. With a view to ensuring that our compensation packages are competitive in the industry and our employees are motivated to perform well in their jobs, we have adopted a flexible and efficient human resources policy.

We have adopted three stock option schemes for our senior management since 4 February 2001 and granted options under each of the schemes. In 2002, we have improved our human resources management system by establishing through the Internet an employee performance evaluation system and a recruitment system. We focused on customized and effective training for our employees and conducted 388 training courses in various areas in 2002, which were attended by more than 8,482 participants.


ERNST & YOUNG
安永會計師事務所

To the shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the "Company") and its subsidiaries (the "Group") on pages 44 to 94 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
27 March 2003

Consolidated Income Statement

Year ended 31 December 2002
(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	**2002**	2001
REVENUE			
Oil and gas sales	8, 30	**23,779,294**	17,560,788
Marketing revenues	9	**2,377,469**	2,537,032
Other income		**217,052**	721,737
		26,373,815	20,819,557
EXPENSES			
Operating expenses		**(3,775,334)**	(2,329,130)
Production taxes		**(1,023,049)**	(883,768)
Exploration expenses		**(1,318,323)**	(1,039,297)
Depreciation, depletion and amortisation	10	**(4,019,532)**	(2,566,920)
Dismantlement	31	**(126,139)**	(90,367)
Impairment losses related to property, plant and equipment	19	**-**	(99,675)
Crude oil and product purchases	9	**(2,326,338)**	(2,453,312)
Selling and administrative expenses	11	**(1,006,540)**	(615,389)
Other		**(30,866)**	(517,876)
		(13,626,121)	(10,595,734)
PROFIT FROM OPERATING ACTIVITIES		**12,747,694**	10,223,823
Interest income	10	**147,870**	317,706
Interest expenses	12	**(294,792)**	(116,634)
Exchange (loss)/gain, net		**(113,814)**	235,409
Investment income	10	**193,277**	220,650
Share of profit of an associate		**165,387**	89,963
Non-operating (loss)/income, net		**(71,379)**	34,941
PROFIT BEFORE TAX		**12,774,243**	11,005,858
Tax	15	**(3,541,416)**	(3,048,227)
NET PROFIT	16	**9,232,827**	7,957,631
DIVIDENDS			
Final	17	**1,306,740**	–
Interim	17	**958,314**	871,194
		2,265,054	871,194
EARNINGS PER SHARE			
Basic	18	**RMB1.12**	RMB1.00
Diluted	18	**RMB1.12**	RMB1.00
DIVIDEND PER SHARE			
Final	17	**RMB0.16**	N/A
Interim	17	**RMB0.12**	RMB0.11

Consolidated Balance Sheet

31 December 2002
(All amounts expressed in thousands of Renminbi)

	Notes	Group	
		2002	2001
NON-CURRENT ASSETS			
Property, plant and equipment, net	19	**36,071,820**	23,827,499
Investment in an associate	21	**537,377**	461,990
		36,609,197	24,289,489
CURRENT ASSETS			
Accounts receivable, net	22	**3,063,266**	1,194,180
Inventories and supplies	23	**848,605**	627,337
Due from related companies	30	**453,290**	176,519
Other current assets		**1,060,955**	692,595
Short-term investments	24	**6,531,278**	8,895,804
Time deposits with maturities over three months	30	**4,690,000**	2,050,000
Cash and cash equivalents	30	**7,839,114**	6,393,724
		24,486,508	20,030,159
TOTAL ASSETS		**61,095,705**	44,319,648
CURRENT LIABILITIES			
Accounts payable	25	**2,659,743**	591,624
Other payables and accrued liabilities	26	**1,712,408**	813,146
Current portion of long-term bank loans	27	**297,518**	1,231,840
Due to the parent company	29,30	**270,438**	125,493
Due to related companies	30	**231,592**	157,823
Tax payable		**1,962,765**	1,471,750
		7,134,464	4,391,676
NON-CURRENT LIABILITIES			
Long-term bank loans	27	**941,093**	3,255,699
6.375% long-term guaranteed notes	28	**4,071,184**	–
Provision for dismantlement	31	**2,239,320**	1,598,130
Deferred tax liabilities	15	**6,141,156**	1,763,637
		13,392,753	6,617,466
CAPITAL AND RESERVES			
Issued capital	32	**876,978**	876,978
Reserves	33	**39,691,510**	32,433,528
		40,568,488	33,310,506
TOTAL EQUITY AND LIABILITIES		**61,095,705**	44,319,648

Zhou Shouwei
Director

Luo Han
Director

Statement of Changes in Equity

31 December 2002
(All amounts expressed in thousands of Renminbi)

	Share capital	Share premium	Revaluation reserve	Cumulative translation reserve	Statutory reserve	Retained earnings	Total
Balances at 1 January 2001	701,181	10,835,438	274,671	(6,350)	948,338	3,368,525	16,121,803
Issuance of ordinary shares	175,797	9,925,767	–	–	–	–	10,101,564
Net profit for the year	–	–	–	–	–	7,957,631	7,957,631
Appropriation to statutory reserve	–	–	–	–	587,022	(587,022)	–
Dividends (Note 17)	–	–	–	–	–	(871,194)	(871,194)
Foreign currency translation differences	–	–	–	702	–	–	702
Net gain not recognised in the income statement	–	–	–	702	–	–	702
Balances at 1 January 2002 as previously stated	876,978	20,761,205	274,671	(5,648)	1,535,360	9,867,940	33,310,506
Cumulative effect of change in accounting policy (Note 3)	–	–	–	–	–	298,157	298,157
Balances at 1 January 2002 as restated	876,978	20,761,205	274,671	(5,648)	1,535,360	10,166,097	33,608,663
Net profit for the year	–	–	–	–	–	9,232,827	9,232,827
Appropriation to statutory reserve	–	–	–	–	697,050	(697,050)	–
Dividends (Note 17)	–	–	–	–	–	(2,265,054)	(2,265,054)
Foreign currency translation differences	–	–	–	(7,948)	–	–	(7,948)
Net loss not recognised in the income statement	–	–	–	(7,948)	–	–	(7,948)
Balances at 31 December 2002	876,978	20,761,205	274,671	(13,596)	2,232,410	16,436,820	40,568,488

Consolidated Cash Flow Statement

31 December 2002
(All amounts expressed in thousands of Renminbi)

	Notes	2002	2001
OPERATING ACTIVITIES			
Cash generated from operations	35(a)	**17,261,970**	14,024,982
Income taxes paid		**(3,013,279)**	(2,611,450)
Income tax refund		**167,065**	–
Interest received		**147,870**	317,706
Dividends received		**90,000**	99,000
Short-term investment income received		**79,679**	53,641
Interest paid		**(136,222)**	(124,422)
Net cash from operating activities		**14,597,083**	11,759,457
INVESTING ACTIVITIES			
Additions of property, plant and equipment		**(6,832,746)**	(4,342,622)
Proceeds from disposals of property, plant and equipment		**446**	6,313
Acquisition of subsidiaries	35(b)	**(4,734,174)**	–
(Increase) Decrease in time deposits with maturities over three months		**(2,640,000)**	1,374,512
Additions of short-term investments		**(3,399,413)**	(8,699,312)
Disposals of short-term investments		**5,882,305**	308,506
Increase in amounts due from related companies		**-**	(13,831)
Net cash used in investing activities		**(11,723,582)**	(11,366,434)
FINANCING ACTIVITIES			
Issue of 6.375% long-term guaranteed notes		**4,059,345**	–
Repayment of bank loans		**(3,367,347)**	(3,497,533)
Dividends paid		**(2,265,054)**	(4,268,517)
Increase (Decrease) in an amount due to the parent company		**144,945**	(1,657,004)
Proceeds from issue of share capital		**-**	10,101,564
Proceeds from new bank loans		**-**	2,500,000
Increase in amounts due to related companies		**-**	25,564
Net cash (used in)/from financing activities		**(1,428,111)**	3,204,074
NET INCREASE IN CASH AND CASH EQUIVALENTS		**1,445,390**	3,597,097
Cash and cash equivalents at beginning of year		**6,393,724**	2,796,627
CASH AND CASH EQUIVALENTS AT END OF YEAR		**7,839,114**	6,393,724
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**7,839,114**	6,393,724

Balance Sheet

31 December 2002
(All amounts expressed in thousands of Renminbi)

	Notes	Company 2002	2001
NON-CURRENT ASSETS			
Property, plant and equipment, net	19	**656**	2,748
Interests in subsidiaries	20	**13,998,158**	10,723,679
		13,998,814	10,726,427
CURRENT ASSETS			
Other current assets		**1,832**	3,273
Due from the parent company		**43**	27,305
Short-term investments	24	**6,531,278**	8,895,804
Cash and cash equivalents		**4,094,912**	2,251,940
		10,628,065	11,178,322
TOTAL ASSETS		**24,626,879**	21,904,749
CURRENT LIABILITIES			
Other payables and accrued liabilities		**43,416**	46,439
CAPITAL AND RESERVES			
Issued capital	32	**876,978**	876,978
Reserves	33	**23,706,485**	20,981,332
		24,583,463	21,858,310
TOTAL EQUITY AND LIABILITIES		**24,626,879**	21,904,749

Zhou Shouwei
Director

Luo Han
Director

(All amounts expressed in Renminbi unless otherwise stated)

1. CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum.

In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 34	:	"Employee benefits"
Interpretation 14	:	"Evaluating the substance of transactions involving the legal form of a lease"
Interpretation 15	:	"Business combinations - "Date of exchange" and fair value of equity instruments"
Interpretation 18	:	"Consolidation and equity method - Potential voting rights and allocation of ownership interests"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs and Interpretations are summarised as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented on page 46 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required and in place of the Group reserves note.

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the income statement of overseas subsidiaries are now translated to Renminbi at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements.

SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from overseas subsidiaries arising during the year are now translated to Renminbi at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date.

(All amounts expressed in Renminbi unless otherwise stated)

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") (continued)

SSAP 34 prescribes the principles to be applied for recognition, measurement and disclosures for employee short-term and long-term benefits. In addition, disclosures are now required in respect of the Company's share option scheme, as detailed in Note 32 to the financial statements. These share option scheme disclosures are similar to the Listing Rules disclosures previously included in the Report of the Directors, which are now required to be included in the notes to the financial statements as a consequence of the SSAP. The SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required.

3. CHANGE IN ACCOUNTING POLICY

During the year, the Group changed its method of accounting for the provision for dismantlement to comply with SSAP 28 "Provisions, contingent liabilities and contingent assets". SSAP 28 requires a provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

The effect of this change in accounting policy was to increase retained earnings and property, plant and equipment, as at 1 January 2002 by RMB298,156,268 and RMB736,848,177, respectively, and to increase the provision for dismantlement and deferred tax liabilities as at 1 January 2002 by RMB310,910,651 and RMB127,781,258, respectively. No adjustment was made to the prior year amounts as the impact on the financial statements for the year ended 31 December 2001 was not material.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short-term investments.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Impairment of assets

An assessment is made whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

(i) Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic life of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are treated as expenses when incurred.

Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditures will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved reserves.

The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

(ii) Land and buildings

Land and buildings represent the onshore buildings and the land use rights are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on 31 December, 2000. In the intervening years, the directors review the carrying value of land and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at annual rate estimated to write off valuation of each asset over its expected useful life, ranging from 30 to 50 years.

(iii) Vehicles and office equipment

Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful life. The Group estimates the useful lives of vehicles and office equipment to be 5 years.

The useful lives of assets and method of depreciation, depletion and amortisation are reviewed periodically.

The gain or loss on disposal or retirement of property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. Any revaluation reserve relating to the fixed asset is transferred to retained earnings as a reserve movement.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associate are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Trade and other receivables

Trade and other receivables are stated at their cost, after provision for doubtful accounts.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories and supplies

Inventories consist primarily of oil and supplies consist mainly of items for repair and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Short-term investments

Short-term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management. For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less, and assets similar in nature to cash which are not restricted to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a site by site basis, in respect of the Group's expected dismantlement costs at the end of the related oil exploration and recovery activitites.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) Oil and gas sales

Revenues represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts result in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

The Group entered into a gas sales contract with a customer which contains take-or-pay clauses. The clauses require the customer to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, the customer must pay for the deficiency gas, even though the gas is not taken. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract.

(ii) Marketing revenues

Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, are transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

(iii) Other income

Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

(iv) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis takings into account the effective yield on the assets.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(v) Dividend income

Dividend income is recognised when the right to receive payment has been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, and amortisation of ancillary costs incurred in connection with arranging borrowings.

Research and development costs

Research costs are charged to the income statement as incurred.

Development expenditure (other than relating to oil and gas properties discussed above) incurred on projects is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably, and there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Foreign currencies

The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries and an associate are translated into RMB using the net investment method, whereby assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and income and expenses are translated at the weighted average rates of exchange during the year. Share capital, share premium account and retained earnings are translated at historical rates. The resulting translation differences are included in the cumulative translation reserve.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement and termination benefits

The Group provides defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22.5% of employees' basic salaries. The Group's contributions to defined contribution plans are charged to expense in the year to which they relate.

Share options schemes

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Repairs, maintenance and overhaul costs

Repairs, maintenances and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

Financial instruments

The Group has currency swap contracts with financial institutions which are not designated as hedging instruments and are carried at fair value, with any changes in fair value thereof included in the income statement.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Operating leases

Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease terms.

(All amounts expressed in Renminbi unless otherwise stated)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

Subsequent events

Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Use of estimates

The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. ACQUISITION

During the year, the Company acquired nine subsidiaries of Repsol-YPF, S.A. which holds a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore of Indonesia. The assets acquired included a 65.3% interest in the Offshore Southeast Sumatra Contract Area production sharing contract, a 36.7% interest in the Offshore Northwest Java Contract Area production sharing contract, a 25.0% interest in the West Madura Offshore Block production sharing contract, a 50.0% interest in the Poleng Field technical assistance contract and a 16.7% interest in the Blora Block production sharing contract. The aggregate cash consideration for the acquisition was a total cash consideration of US$585 million which was adjusted for a working capital adjustment. The effective date of the purchase agreement was 1 January 2002 and the profit of the acquired companies would accrue to the Group from that date. The acquisition was completed on 19 April 2002. For practical reasons, the operations of the acquired companies are included in the Company's consolidated financial statements from 1 April 2002. The profit that had accrued to the Group prior to 1 April 2002 has been treated as a purchase price reduction.

Subsequent to the acquisition, the Company estabilished five companies in Labuan, Malaysia and transferred the assets and liabilities of these nine subsidiaries of Repsol-YPF, S.A. to the five companies established in Labuan.

The transfer of the assets and liabilities were completed by 30 December 2002. The Company was in the process of winding up the acquired companies as at 31 December 2002.

(All amounts expressed in Renminbi unless otherwise stated)

5. ACQUISITION (continued)

The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the years ended 31 December 2002 and 2001, as if the acquisition described above had completed on 1 January 2001.

	Pro forma financial results	
	2002	2001
Total revenue	**27,306,093**	24,953,612
Income before tax	**13,092,812**	12,171,582
Profit after tax	**9,397,483**	8,563,807
Earnings per share – Basic	**RMB1.14**	RMB1.04
– Diluted	**RMB1.14**	RMB1.04

6. PRODUCTION SHARING CONTRACTS

PRC

For production sharing contracts in the PRC, the foreign party to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

The Group has the option to take a participating interest as mutually agreed by both participants in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

6. PRODUCTION SHARING CONTRACTS (continued)

Overseas

The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

7. SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. Segment information is presented by way of two segment formats: (i) on a primary reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a) Business segments

The Group is involved in the upstream operating activities of the petroleum industry that comprise production sharing contracts with foreign partners, independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit or loss from operations before income taxes.

7. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.

Group

	Independent operations		Production sharing contracts		Trading business		Unallocated		Eliminations		Consolidated	
Segment revenue	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Sales to external customers:												
Oil and gas sales	**10,318,549**	9,845,019	**13,460,745**	7,023,926	**-**	-	**-**	-	**-**	-	**23,779,294**	16,868,945
Marketing revenues	**-**	-	**-**	-	**2,377,469**	3,228,875	**-**	-	**-**	-	**2,377,469**	3,228,875
Intersegment revenues	**-**	-	**1,023,547**	691,843	**-**	-	**-**	-	**(1,023,547)**	(691,843)	**-**	-
Other income	**43,513**	558,368	**133,108**	123,312	**-**	-	**40,431**	40,057	**-**	-	**217,052**	721,737
Total	**10,362,062**	10,403,387	**14,617,400**	7,839,081	**2,377,469**	3,228,875	**40,431**	40,057	**-**	-	**26,373,815**	20,819,557
Segment results												
Operating expenses	**(1,268,360)**	(1,183,252)	**(2,506,974)**	(1,145,878)	**-**	-	**-**	-	**-**	-	**(3,775,334)**	(2,329,130)
Production taxes	**(556,583)**	(525,454)	**(466,466)**	(355,544)	**-**	-	**-**	(2,770)	**-**	-	**(1,023,049)**	(883,768)
Exploration costs	**(1,241,759)**	(955,475)	**(76,564)**	(83,822)	**-**	-	**-**	-	**-**	-	**(1,318,323)**	(1,039,297)
Depreciation, depletion and amortisation	**(1,635,131)**	(1,531,184)	**(2,384,401)**	(1,035,736)	**-**	-	**-**	-	**-**	-	**(4,019,532)**	(2,566,920)
Dismantlement	**(72,751)**	(41,530)	**(53,388)**	(48,837)	**-**	-	**-**	-	**-**	-	**(126,139)**	(90,367)
Impairment losses related to property, plant and equipment	**-**	(60,907)	**-**	(38,768)	**-**	-	**-**	-	**-**	-	**-**	(99,675)
Crude oil and product purchases	**-**	-	**(1,023,547)**	-	**(2,326,338)**	(3,145,155)	**-**	-	**1,023,547**	691,843	**(2,326,338)**	(2,453,312)
Selling and administrative expenses	**(38,548)**	(35,686)	**(553,537)**	(100)	**-**	-	**(414,455)**	(579,603)	**-**	-	**(1,006,540)**	(615,389)
Other	**-**	(514,655)	**(30,866)**	-	**-**	-	**-**	(3,221)	**-**	-	**(30,866)**	(517,876)
Interest income	**-**	-	**3,831**	-	**-**	-	**144,039**	317,706	**-**	-	**147,870**	317,706
Interest expense	**(62,081)**	(69,437)	**(17,100)**	(13,871)	**-**	-	**(215,611)**	(33,326)	**-**	-	**(294,792)**	(116,634)
Exchange (loss)/gain, net	**-**	-	**794**	-	**-**	-	**(114,608)**	235,409	**-**	-	**(113,814)**	235,409
Investment income	**-**	-	**-**	-	**-**	-	**193,277**	220,650	**-**	-	**193,277**	220,650
Share of profit of an associate	**-**	-	**-**	-	**-**	-	**165,387**	89,963	**-**	-	**165,387**	89,963
Non-operating (loss)/gain, net	**(85,414)**	18,267	**(220)**	-	**-**	-	**14,255**	16,674	**-**	-	**(71,379)**	34,941
Tax	**-**	-	**-**	-	**-**	-	**(3,541,416)**	(3,048,227)	**-**	-	**(3,541,416)**	(3,048,227)
Net profit	**5,401,435**	5,504,074	**7,508,962**	5,116,525	**51,131**	83,720	**(3,728,701)**	(2,746,688)	**-**	-	**9,232,827**	7,957,631
Other information												
Segment assets	**16,899,455**	15,422,016	**22,446,447**	10,295,857	**630,704**	368,670	**20,581,722**	17,771,115	**-**	-	**60,558,328**	43,857,658
Investment in an associate	**-**	-	**-**	-	**-**	-	**537,377**	461,990	**-**	-	**537,377**	461,990
Total assets	**16,899,455**	15,422,016	**22,446,447**	10,295,857	**630,704**	368,670	**21,119,099**	18,233,105	**-**	-	**61,095,705**	44,319,648
Segment liabilities	**(3,033,327)**	(4,254,418)	**(10,200,032)**	(3,372,175)	**(21,665)**	(106,862)	**(7,272,193)**	(3,275,687)	**-**	-	**(20,527,217)**	(11,009,142)
Capital expenditures	**2,770,640**	1,922,074	**4,396,933**	2,398,601	**-**	-	**37,652**	18,063	**-**	-	**7,205,225**	4,338,738

31 December 2002
(All amounts expressed in Renminbi unless otherwise stated)

7. SEGMENT INFORMATION (continued)

(b) Geographical segments

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

The Group is an oil and gas entity mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Approximately 86% of the total revenue of the Group is contributed by PRC customers, therefore, the Group's activities are conducted predominantly in the PRC. An analysis by geographical segment is as follows:

	PRC		**Outside PRC**		**Total**	
	2002	2001	**2002**	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
External sales	**22,781,301**	18,104,658	**3,592,514**	2,714,899	**26,373,815**	20,819,557
Segment assets	**50,647,452**	43,783,409	**10,448,253**	536,239	**61,095,705**	44,319,648
Capital expenditure	**6,453,798**	4,311,241	**751,427**	27,497	**7,205,225**	4,338,738

(c) An analysis of sales to the major customers by business segment is as follows:

	2002	2001
	RMB'000	RMB'000
Production sharing contracts		
China Petroleum & Chemical Corporation	**3,707,536**	2,861,847
PetroChina Company Limited	**1,187,571**	1,126,127
Castle Peak Power Company Limited	**1,247,639**	1,205,649
	6,142,746	5,193,623
Independent operations		
China Petroleum & Chemical Corporation	**3,183,341**	3,420,685
PetroChina Company Limited	**–**	194,460
	3,183,341	3,615,145
	9,326,087	8,808,768

8. OIL AND GAS SALES

	2002	2001
	RMB'000	RMB'000
Gross sales	**26,086,646**	19,663,251
Royalties	**(464,113)**	(283,014)
PRC government share oil	**(1,843,239)**	(1,819,449)
	23,779,294	17,560,788

9. MARKETING PROFIT

	2002 RMB'000	2001 RMB'000
Marketing revenues	**2,377,469**	2,537,032
Crude oil and product purchases	**(2,326,338)**	(2,453,312)
	51,131	83,720

10. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after (crediting)/charging:

	2002 RMB'000	2001 RMB'000
Crediting:		
Interest income on bank deposits	**(147,870)**	(317,706)
Interest	**(52,739)**	(21,344)
Dividends	**(76,633)**	(123,213)
Realised gains on investments	**(26,940)**	(32,297)
Unrealised gains on investments	**(36,965)**	(43,796)
Short-term investment income	**(193,277)**	(220,650)
Recovery of doubtful accounts	**-**	(4,966)
Charging:		
Auditors' remuneration	**4,500**	7,452
Staff costs		
– Wages, salaries and allowances*	**390,376**	675,440
– Labor costs paid to contractors*	**660,029**	-
– Provision for staff and workers' bonus and welfare funds	**-**	40,000
– Pension scheme contributions	**7,042**	6,392
Depreciation, depletion and amortisation	**4,032,970**	2,602,799
Less: Amount included in inventory	**(13,438)**	(35,879)
	4,019,532	2,566,920
Operating lease rentals	**54,157**	63,260
Loss on disposal of property, plant and equipment	**85,202**	51,333
Repairs and maintenance	**521,561**	457,414
Research and development costs	**167,354**	160,349

* Wages, salaries and allowances of RMB675,440,000 in 2001 included the labor costs paid to contractors.

11. SELLING AND ADMINISTRATIVE EXPENSES

	2002 RMB'000	2001 RMB'000
Salary and staff benefits	**390,376**	228,782
Utility and office expenses	**100,502**	89,462
Recovery of doubtful accounts	**–**	(4,966)
Transportation and entertainment	**64,319**	64,923
Rentals and maintenance	**75,738**	121,483
Selling expenses	**38,548**	38,069
Other	**337,057**	77,636
	1,006,540	615,389

12. INTEREST EXPENSES

	2002 RMB'000	2001 RMB'000
Interest on bank loans which are:		
– wholly repayable within five years	**177,156**	219,045
– not wholly repayable within five years	**–**	81,634
Interest expense to the parent company	**–**	8,415
Interest on long-term guaranteed notes	**215,028**	–
Other borrowing costs	**12,426**	6,510
Total interest	**404,610**	315,604
Less: Amount capitalised in property, plant and equipment	**(187,714)**	(198,970)
	216,896	116,634
Other finance costs:		
Increase in discounted amount of provisions arising from the passage of time (note 31)	**77,896**	–
	294,792	116,634

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 2.35% to 9.15% per annum for the year ended 31 December 2002.

13. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

	2002 RMB'000	2001 RMB'000
Fees for executive directors	**–**	–
Fees for non-executive directors	**890**	890
Other emoluments for executive directors		
– Basic salaries and allowances	**6,654**	6,106
– Bonus	**1,109**	560
– Pension scheme contribution	**214**	207
– Other	**1,500**	1,500

13. DIRECTORS' REMUNERATION (continued)

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2002	2001
Up to HK$1,000,000	**8**	6
HK$1,000,001 – HK$1,500,000	**–**	–
HK$1,500,001 – HK$2,000,000	**2**	2
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**–**	1
	11	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14. FIVE HIGHEST PAID INDIVIDUALS

The five highest paid individuals during the year are as follows:

	2002	2001
	RMB'000	RMB'000
Basic salaries and allowances	**8,227**	7,280
Bonus	**2,518**	1,280
Pension scheme contributions	**505**	416
Other	**2,732**	1,500
Number of directors	**4**	4
Number of employees	**1**	1

The number of highest paid employees whose remuneration fell within the following bands is as follows:

	Number of senior executives	
	2002	2001
Up to HK$1,000,000	**1**	1
HK$1,500,001 – HK$2,000,000	**2**	2
HK$2,500,001 – HK$3,000,000	**1**	2
HK$4,500,001 – HK$5,000,000	**1**	–
	5	5

15. TAX

(i) Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at the rate of 10% and 26%, for its oil trading activities and other income generating activities respectively. The Company's subsidiaries owning interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by the Company during the year are all subject to corporate and branch profit tax at a rate of 48%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

An analysis of the provision for tax in the consolidated income statement was as follows:

	2002	2001
	RMB'000	RMB'000
Overseas income taxes		
– Current	**406,493**	20,401
– Deferred	**26,094**	–
PRC enterprise income tax		
– Current	**2,786,938**	2,715,409
– Deferred	**321,891**	312,417
Tax charge for the year	**3,541,416**	3,048,227

The reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group was as follows:

	2002	2001
	%	%
Statutory PRC enterprise income tax rate	**33.0**	33.0
Effect of tax exemption granted	**(3.0)**	(3.0)
Effect of different tax rates for overseas subsidiaries	**0.2**	(1.2)
Tax effect of additional depreciation on revaluation and other permanent differences	**(0.4)**	(1.1)
Tax credit from government	**(2.1)**	–
Effective income tax rate	**27.7**	27.7

15. TAXATION (continued)

(i) Income tax (continued)

The tax effect of significant timing differences of the Group was as follows:

	2002 **RMB'000**	2001 RMB'000
Deferred tax assets		
– Provision for retirement and termination benefits	**86,602**	–
– Provision for dismantlement	**671,796**	479,439
– Provision for impairment of property, plant and equipment and write-off of unsuccessful exploratory drillings	**933,636**	1,880,791
	1,692,034	2,360,230
Deferred tax liabilities		
– Accelerated amortisation allowance for oil and gas properties	**(7,833,190)**	(4,123,867)
Net deferred tax liabilities	**(6,141,156)**	(1,763,637)

There were no significant unprovided deferred taxes in respect of the year (2001: Nil).

(ii) Other taxes

The Company's PRC subsidiary pays the following taxes:

– production taxes equal to 5% of independent production and production under production sharing contracts; and

– business tax of 3% to 5% on other income.

16. NET PROFIT

The net profit for the year ended 31 December 2002 dealt with in the financial statements of the Company, is approximately RMB4,984,684,000 (2001: RMB1,073,901,000).

17. DIVIDENDS

	2002 **RMB'000**	2001 RMB'000
Final – HK$0.15 (2001: Nil) per ordinary share	**1,306,740**	–
Interim – HK$0.11 (2001: HK$0.10) per ordinary share	**958,314**	871,194
	2,265,054	871,194

17. DIVIDENDS (continued)

The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements and financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated company. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the ADS holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADSs.

18. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on:

	2002	2001
Earnings		
Net profit attributable to shareholders, used in the basic and diluted earnings per share calculations	**RMB9,232,827,000**	RMB7,957,631,000
Shares		
Weighted average number of ordinary shares in issue during the year used in basic earnings per share calculation	**8,214,165,655**	7,941,383,305
Weighted average number of ordinary shares assumed issued at no consideration on deemed exercise of all share options outstanding during the year	**5,119,729**	905,498
Weighted average number of ordinary shares used in diluted earnings per share calculation	**8,219,285,384**	7,942,288,803

19. PROPERTY, PLANT AND EQUIPMENT, NET

Movements in property, plant and equipment of the Group were:

Group

	2002				2001
	Oil and gas properties RMB'000	**Land and buildings RMB'000**	**Vehicles and office equipment RMB'000**	**Total RMB'000**	Total RMB'000
Cost or valuation:					
At beginning of the year					
As previously reported	**41,177,459**	**824,781**	**57,900**	**42,060,140**	38,184,542
Cumulative effect of change in accounting policy (Note 3)	**1,515,088**	**–**	**–**	**1,515,088**	–
At beginning of year as restated	**42,692,547**	**824,781**	**57,900**	**43,575,228**	38,184,542
Additions	**7,419,956**	**–**	**37,653**	**7,457,609**	4,338,738
Acquisition of subsidiaries	**8,646,487**	**–**	**–**	**8,646,487**	–
Disposals and write-offs	**(438,011)**	**–**	**(2,011)**	**(440,022)**	(463,140)
Exchange realignment	**801**	**–**	**178**	**979**	–
End of year	**58,321,780**	**824,781**	**93,720**	**59,240,281**	42,060,140
Analysis of cost or valuation					
At cost	**58,321,780**	**–**	**93,720**	**58,415,500**	41,235,359
At revaluation	**–**	**824,781**	**–**	**824,781**	824,781
	58,321,780	**824,781**	**93,720**	**59,240,281**	42,060,140
Accumulated depreciation, depletion and amortisation:					
At beginning of the year					
As previously reported	**(18,154,653)**	**(55,653)**	**(22,335)**	**(18,232,641)**	(15,530,167)
Cumulative effect of change in accounting policy (Note 3)	**(778,240)**	**–**	**–**	**(778,240)**	–
At beginning of year as restated	**(18,932,893)**	**(55,653)**	**(22,335)**	**(19,010,881)**	(15,530,167)
Depreciation provided during the year	**(4,126,625)**	**(25,374)**	**(7,110)**	**(4,159,109)**	(2,602,799)
Impairment during the year recognised in income statement	**–**	**–**	**–**	**–**	(99,675)
Disposals	**–**	**–**	**1,777**	**1,777**	–
Exchange realignment	**(82)**	**–**	**(166)**	**(248)**	–
End of year	**(23,059,600)**	**(81,027)**	**(27,834)**	**(23,168,461)**	(18,232,641)
Net book value:					
Beginning of year as restated	**23,759,654**	**769,128**	**35,565**	**24,564,347**	22,654,375
End of year	**35,262,180**	**743,754**	**65,886**	**36,071,820**	23,827,499

Had the property, plant and equipment been carried at cost less accumulated depreciation, depletion and amortisation, the carrying amount of each class would have been:

Cost	**58,321,780**	**550,110**	**93,720**	**58,965,610**	41,785,469
Accumulated depreciation, depletion and amortisation	**(23,059,600)**	**(55,131)**	**(27,834)**	**(23,142,565)**	(18,215,902)
	35,262,180	**494,979**	**65,886**	**35,823,045**	23,569,567

19. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Impairment loss for the year ended 31 December 2001 represented the estimated impairment resulting from downward revision of the reserves of certain oilfields.

Property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation and accumulated impairment losses. Movements in property, plant and equipment of the Company were as follows:

	Company	
	2002	2001
	RMB'000	RMB'000
Cost:		
At beginning of the year	**5,751**	5,105
Additions	**11**	646
Exchange realignment	**2**	–
End of year	**5,764**	5,751
Accumulated depreciation:		
At beginning of the year	**(3,003)**	(935)
Charge for the year	**(2,103)**	(2,068)
Exchange realignment	**(2)**	–
End of year	**(5,108)**	(3,003)
Net book value:		
At beginning of year	**2,748**	4,170
End of year	**656**	2,748

Land and buildings of the Group are held outside Hong Kong with lease terms of 50 years.

The land and buildings were revalued by an independent valuer, Sallmanns (Far East) Limited, Chartered Surveyors (the "Valuer") as at 31 December, 2000 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses. Certain land use rights which were previously granted by the PRC government at no cost.

20. INTERESTS IN SUBSIDIARIES

	Company	
	2002	2001
	RMB'000	RMB'000
Unlisted shares, at cost	**7,766,963**	7,766,955
Loan to a subsidiary	**4,138,290**	1,489,082
Due from subsidiaries	**6,039,152**	1,467,642
Due to subsidiaries	**(3,946,247)**	–
	13,998,158	10,723,679

20. INTERESTS IN SUBSIDIARIES (continued)

The loans due to a subsidiary are unsecured and interest-bearing at 7.084% per annum. The maturities of the balance were as follows:

	2002 **RMB'000**	2001 RMB'000
Balances due:		
– Within five years	**1,489,082**	1,489,082
– More than five years	**2,649,208**	–
	4,138,290	1,489,082

The amounts due from/to subsidiaries are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name	Place and date of incorporation/ registration and operations	Nominal value of issued ordinary share capital	Percentage of equity attributable to the Company	Principal activities
Directly held subsidiaries:				
CNOOC China Limited	Tianjin, the PRC 15 September 1999	RMB10 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100%	Investment holding
China Offshore Oil (Singapore) International Pte., Ltd.	Singapore 14 May 1993	S$3 million	100%	Sales and marketing of petroleum outside of the PRC
CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance
Indirectly held subsidiaries:*				
Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100%	Investment holding
OOGC America, Inc.	State of Delaware, United States of America 2 September 1997	US$1,000	100%	Investment holding

(All amounts expressed in Renminbi unless otherwise stated)

20. INTERESTS IN SUBSIDIARIES (continued)

Name	Place and date of incorporation/ registration and operations	Nominal value of issued ordinary share capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held subsidiaries:*				
OOGC Malacca Limited	Bermuda 2 November 1995	US$12,000	100%	Investment holding
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding
CNOOC ONWJ Ltd.	Labuan , F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC SES Ltd.	Labuan , F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Poleng Ltd.	Labuan , F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Madura Ltd.	Labuan , F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia
CNOOC Blora Ltd.	Labuan , F.T., Malaysia 27 March 2002	US$1	100%	Offshore petroleum exploration, development and production in Indonesia

* Indirectly held through CNOOC International Limited.

20. INTERESTS IN SUBSIDIARIES (continued)

During the year, the Group acquired nine subsidiaries of Repsol-YPF, S.A. Subsequent to the acquisition, a restructuring was performed whereby all the assets and liabilities acquired from the subsidiaries of Repsol-YPF, S.A. were transferred to the newly established companies in Labuan F.T., Malaysia. Further details of this acquisition are included in note 5 to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. INVESTMENT IN AN ASSOCIATE

Investment in an associate represents a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900,000,000.

	Group	
	2002	2001
	RMB'000	RMB'000
Unlisted shares, at cost	**270,000**	270,000
Accumulated share of profit	**357,377**	290,990
Dividends received	**(90,000)**	(99,000)
	537,377	461,990

The directors are of the opinion that the underlying value of the investment in an associate is not less than the carrying amount of the associate as at 31 December 2002.

22. ACCOUNTS RECEIVABLE, NET

	Group	
	2002	2001
	RMB'000	RMB'000
Trade receivables	**3,063,266**	1,204,907
Less: Provision for doubtful accounts	**–**	(10,727)
	3,063,266	1,194,180

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As at 31 December 2002 and 2001, substantially all the accounts receivable were aged within six months.

23. INVENTORIES AND SUPPLIES

	Group	
	2002	2001
	RMB'000	RMB'000
Materials and supplies	**585,431**	428,991
Oil in tanks	**263,174**	198,346
	848,605	627,337

24. SHORT-TERM INVESTMENTS

As at 31 December 2002, short-term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date.

Details were as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Liquidity funds	**5,537,191**	7,675,622	**5,537,191**	7,675,622
Corporate bonds	**951,876**	1,177,991	**951,876**	1,177,991
Common stock	**42,211**	42,191	**42,211**	42,191
	6,531,278	8,895,804	**6,531,278**	8,895,804

25. ACCOUNTS PAYABLE

As at 31 December 2002 and 2001, substantially all the accounts payable were aged within six months.

26. OTHER PAYABLES AND ACCRUED LIABILITIES

	Group	
	2002	2001
	RMB'000	RMB'000
Accrued payroll and welfare payable	**149,501**	132,773
Provision for retirement and termination benefit	**211,321**	–
Accrued expenses	**793,823**	434,766
Advances from customers	**60,101**	86,301
Royalties payable	**208,214**	–
Other payables	**289,448**	159,306
	1,712,408	813,146

As at 31 December 2002, deferred revenue from gas sales contract amounted to approximately RMB5,582,000 (2001: RMB5,581,000) and was included in other payables.

27. LONG-TERM BANK LOANS

As at 31 December 2002, long-term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		Group	
		2002	2001
		RMB'000	RMB'000
	Interest rate and final maturity		
RMB denominated bank loans	Floating prevailing market rate adjusted annually with maturities through 2006	**-**	670,000
	Fixed interest rate at 5.94% per annum through 2005	**57,270**	66,270
US$ denominated bank loans	Floating LIBOR rate with maturities through 2003	**259,907**	1,177,761
	Fixed interest rate of 9.15% per annum with maturities through 2006	**827,730**	827,660
Japanese Yen denominated bank loans	Fixed interest rate ranging from 2.35% to 5.15% per annum, with maturities through 2007	**93,704**	1,745,848
		1,238,611	4,487,539
Less: Current portion of long-term bank loans		**(297,518)**	(1,231,840)
		941,093	3,255,699

As at 31 December 2002, LIBOR was approximately 1.4% per annum (2001: 2.0% per annum).

As at 31 December 2002, all the bank loans of the Group were unsecured and approximately RMB259,907,000 (2001: RMB991,537,000) of the outstanding borrowings were guaranteed by CNOOC.

The maturities of long-term bank loans are as follows:

	Group	
	2002	2001
	RMB'000	RMB'000
Balances due:		
- Within one year	**297,518**	1,231,840
- After one year but within two years	**27,541**	794,593
- After two years but within three years	**48,341**	462,564
- After three years but within four years	**846,471**	483,364
- After four years but within five years	**18,740**	1,231,423
	1,238,611	4,203,784
- More than five years	**-**	283,755
	1,238,611	4,487,539
Amount due within one year shown under current liabilities	**(297,518)**	(1,231,840)
	941,093	3,255,699

27. LONG-TERM BANK LOANS (continued)

Supplemental information with respect to long-term bank loans:

	Balance at year end	**Weighted average interest rate at year end**	**Maximum amount outstanding during the year**	**Average amount outstanding during the year***	**Weighted average interest rate during the year****
	RMB'000		RMB'000	RMB'000	
For the year ended 31 December					
2002	1,238,611	7.19%	4,487,539	2,863,075	6.11%
2001	4,487,539	5.03%	5,746,377	5,116,958	5.66%

* The average amount outstanding is computed by dividing the total of outstanding principal balances as at 1 January and 31 December by two.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December by two.

28. 6.375% LONG-TERM GUARANTEED NOTES

On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

29. BALANCES WITH THE PARENT COMPANY

As at 31 December 2002 and 2001, the balances with CNOOC were unsecured, interest-free and repayable on demand.

30. RELATED PARTY TRANSACTIONS

The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, the provision of bank guarantees and various other commercial arrangements.

(a) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes	**2002**	2001
		RMB'000	RMB'000
Included in exploration costs:			
Provision of geological and geophysical services	(ii)	**100,738**	139,659
Provision of research and development services	(iii)	**95,507**	89,999
Provision of drilling services	(ii)	**396,814**	389,847
Included in operating expenses:			
Provision of technical services	(ii)	**68,130**	44,044
Provision of research and development services	(iii)	**46,226**	29,587
Provision of oil transportation services	(i)	**200,709**	68,399
Provision of production related services	(i)	**208,730**	579,207
Provision of materials, utilities and ancillary services	(i)	**470,030**	148,149
Included in selling and administrative expenses:			
Rental of office lease	(iv)	**54,421**	45,524
Provision of research and development services	(iii)	**25,621**	40,763
Provision of other ancillary services		**110,407**	87,557
Included in interest expense:			
Interest expense to CNOOC		**-**	8,415
Capitalised under property, plant and equipment:			
Provision of oil and gas property construction services	(ii)	**1,837,573**	1,341,545
Provision of drilling services	(ii)	**591,749**	285,834
Provision of well measurement services	(ii)	**83,883**	97,633

30. RELATED PARTY TRANSACTION (continued)

(i) Provision of materials, utilities and ancillary services

CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services for a term of three years from 9 September 1999.

The materials, utilities and ancillary services are provided at:

- state-prescribed prices; or
- where there is no state-prescribed price, market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or
- where neither of the prices mentioned above is applicable, the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

On 5 December 2002, the Group renewed the agreement for the term of three years from 31 December 2002.

(ii) Technical services

CNOOC China Limited has entered into technical service agreements with specialised companies formed by CNOOC.

According to the agreements, the Group uses the technical services provided by these specialised companies, including:

- offshore drilling;
- ship tugging, oil tanker transportation and security services;
- well survey, well logging, well cementation and other related technical services;
- collection of geophysical data, ocean geological prospecting, and data processing;
- platform fabrication service and maintenance; and
- design, construction, installation and test of offshore and onshore production facilities.

The technical services are provided by the related companies at prices on an arms-length negotiation on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing market conditions.

(All amounts expressed in Renminbi unless otherwise stated)

30. RELATED PARTY TRANSACTION (continued)

(iii) Research and development services

Under the terms of a general research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from 9 September 1999, with an annual amount of RMB110,000,000, for the provision of such services, including:

- geophysical exploration services;
- seismic data processing;
- comprehensive exploration research services; and
- information technology services.

On 5 December 2002, the Company renewed the agreement for a term of three years from 31 December 2002. Under the agreement, the Group will pay the Centre RMB140,000,000, RMB150,000,000 and RMB160,000,000 respectively.

(iv) Lease agreements

The Group has entered into lease agreements with affiliates of CNOOC for the leasing of various office, warehouse and residential premises for a three-year term commencing 9 September 1999. The lease charges were based on the prevailing market rates at the inception of the leases.

On 5 December 2002, the Group renewed the lease agreements for the terms of three years from 31 December 2002.

(v) Sales of crude oil, condensate oil and liquefied petroleum gas

The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended 31 December 2002, the total sales amounted to approximately RMB4,361,852,000 (2001: RMB1,814,197,000).

As at 31 December 2002, the Group had cash and cash equivalents and time deposits aggregating RMB2,740 million (2001: Nil) placed with CNOOC Finance Corporation Limited ("CNOOC Finance"), a wholly-owned subsidiary of CNOOC. CNOOC Finance is a non-bank finance company supervised by the People's Bank of China ("PBOC") and the Company is one of its customers. The interest rates offered by CNOOC Finance were same as the rates promulgated by the PBOC which were applicable to accounts deposits with PRC banks or finance companies. The interest income received for the year ended 31 December 2002 was approximately RMB 3,516,000 (2001: nil).

In addition to the recurring transactions described above, pursuant to a conditional agreement dated 27 August 2001, the Group will acquire interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000. As at 31 December 2002, the transaction had not been completed and the legal title of the reserves had not been passed to the Group. The amount paid for the interests is included in the property, plant and equipment in the balance sheet as at 31 December 2002.

31. PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. Provision for dismantlement has been classified under long-term liabilities. As detailed in Note 3 above, the Group changed its method of accounting for the provision for dismantlement during the year. As such, the associated cost is capitalised and the liability is discounted and an accretion expense is recognised during the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year income statement charge represents the amortisation charge on the dismantlement liabilities captialised in accordance with SSAP 28 and is included in the accumulated depreciation, depletion and amortisation in Note 19. The prior year income statement charges were calculated using the unit-of-production method on the estimated total undiscounted dismantlement costs.

The details of the provision for dismantlement were as follows:

	Group	
	2002	2001
	RMB'000	RMB'000
At beginning of year:		
As previously reported	**1,598,130**	1,507,763
Cumulative effect of change in accounting policy (Note 3)	**310,911**	–
As restated	**1,909,041**	1,507,763
Additional provision based on unit-of-production method	**–**	90,367
Additions during the year and capitalised in oil and gas properties	**252,383**	–
Increase in discounted amount of provisions arising from the passage of time	**77,896**	–
End of year	**2,239,320**	1,598,130

32. SHARE CAPITAL

Shares

	Number of shares	Share capital HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
At 31 December 2002 and 2001	15,000,000,000	1,500,000

	Number of shares	Share capital HK$'000	Share capital Equivalent of RMB'000
Issued and fully paid:			
Ordinary shares of HK$0.10 each			
at 1 January 2001	6,557,575,755	655,758	701,181
Issue of shares during the initial public offering (i)	1,656,589,900	165,659	175,797
At 31 December 2001	8,214,165,655	821,417	876,978
Ordinary shares of HK$0.10 each			
At 1 January and 31 December 2002	8,214,165,655	821,417	876,978

(i) The Company completed its initial public offering in 2001 and the details were as follows:

- issued 1,442,426,000 shares of HK$0.10 each at HK$6.01 per share and in the form of ADSs were listed on the Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and the New York Stock Exchange on 28 February 2001 and 27 February 2001, respectively; and

- issued 214,163,900 shares of HK$0.10 each at HK$6.01 per share on 23 March 2001 upon the exercise of an over-allotment option by the underwriters of the global offering.

The net proceeds from the initial public offering (including the exercise of the over-allotment option) amounted to approximately RMB10,101,564,000, after deducting expenses of approximately RMB288,058,000.

(All amounts expressed in Renminbi unless otherwise stated)

32. SHARE CAPITAL (continued)

Share options

The Company has share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes in accordance with SSAP 34, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval the recipient of and number of shares underlying each option. These scheme provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the scheme from time to time.

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1. options for an aggregate of 4,620,000 shares have been granted;
2. the subscription price per share is HK$5.95; and
3. the period during which an option may be exercised is as follows:
   (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and
   (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1. options for an aggregate of 8,820,000 shares have been granted;
2. the subscription price per share is HK$6.16; and
3. the period during which an option may be exercised is as follows:
   (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;
   (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and
   (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

(All amounts expressed in Renminbi unless otherwise stated)

32. SHARE CAPITAL (continued)

Share options (continued)

The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1. the nominal value of a share;

2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and

3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

The period during which an option may be exercised is as follows:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

No options granted under the share option scheme and the pre-global offering share option scheme have been exercised since the date of grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of 31 December 2002 was 9,864,167.

33. RESERVES

According to the laws and regulations of the PRC and articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit and after making good losses from previous years, but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is charged to expense as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or increase capital. Staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

As at 31 December 2002, the general reserve fund appropriated amounted to RMB2,232,410,000 (2001: RMB1,535,360,000), representing approximately 22.3% (2001: 15.4%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of RMB456,377,000 (2001: RMB311,990,000), being the retained earnings attributable to an associate.

The cumulative translation reserves and revaluation reserves have been established and will be dealt with in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.

Company	**Share premium**	**Cumulative Translation Reserve**	**Retained earnings**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000
Balances at 1 January 2001	10,835,438	–	17,420	10,852,858
Net profit for the year	–	–	1,073,901	1,073,901
Dividends	–	–	(871,194)	(871,194)
Net proceeds from private placements	9,925,767	–	–	9,925,767
Balances at 1 January, 2002	20,761,205	–	220,127	20,981,332
Net profit for the year	–	–	4,984,684	4,984,684
Foreign currency translation difference	–	5,523	–	5,523
Dividends (Note 17)	–	–	(2,265,054)	(2,265,054)
Balances at 31 December 2002	20,761,205	5,523	2,939,757	23,706,485

As at 31 December 2002, the distributable profits of the Company amounted to approximately RMB2,939,757,000 (2001: RMB220,127,000).

34. RETIREMENT AND TERMINATION BENEFITS

All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 12% to 22.5% of the employees' basic salaries.

The contribution made by the Group to the PRC government pension plan for the year ended 31 December 2002 amounted to approximately RMB 7,042,000 (2001: RMB6,392,000).

The Company is required to make contributions to a defined contribution of a mandatory provident fund at a rate of 5% of the basic salaries for all full-time employees in Hong Kong. The related pension costs are treated expenses as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesia labour law, while the employee benefits provides to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits. The provisions for retirement and termination benefits in Indonesia for the year ended 31 December 2002 amounted to approximately RMB46,350,000 (2001: Nil).

35. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to cash generated from operations

	2002 RMB'000	2001 RMB'000
Profit before tax	**12,774,243**	11,005,858
Adjustments for:		
Interest income	**(147,870)**	(317,706)
Interest expense	**294,792**	116,634
Exchange losses/(gains), net	**113,814**	(261,305)
Share of profit of an associate	**(165,387)**	(89,963)
Short-term investment income	**(193,277)**	(220,650)
Depreciation, depletion and amortisation	**4,019,532**	2,566,920
Provision for impairment of property, plant and equipment	**-**	99,675
Recovery of doubtful accounts	**-**	(4,966)
Loss on disposals and write-off of property, plant and equipment	**437,799**	456,827
Dismantlement	**126,139**	90,367
Amortisation of discount of long-term guaranteed notes	**6,100**	–
Operating cash flows before movements in working capital	**17,265,885**	13,441,691
Decrease in accounts receivable	**497,959**	726,976
(Increase)/decrease in inventories and supplies	**(20,211)**	35,422
Increase in other current assets	**(705,664)**	(447,473)
Increase in amounts due from related companies	**(276,771)**	–
Increase in accounts payable, other payables and accrued liabilities	**353,452**	379,233
Increase/(decrease) in other taxes payable	**73,551**	(110,867)
Increase in amounts due to related companies	**73,769**	–
Cash generated from operations	**17,261,970**	14,024,982

35. NOTES TO THE CASH FLOW STATEMENT (continued)

(b) Acquisition of subsidiaries

	2002 RMB'000	2001 RMB'000
Net assets acquired:		
Property, plant and equipment, net	8,646,487	–
Other current assets	35,175	–
Inventories and supplies	187,619	–
Accounts receivable	2,367,045	–
Cash and bank balances	1,652	–
Accounts payable	(1,577,214)	–
Other payables and accrued liabilities	(952,911)	–
Tax payable	(70,247)	–
Deferred tax	(3,901,780)	–
	4,735,826	–
Satisfied by:		
Cash	4,735,826	–

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2002 RMB'000	2001 RMB'000
Cash consideration	4,735,826	–
Cash and bank balances acquired	(1,652)	–
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	4,734,174	–

On 19 April 2002, the Group acquired nine subsidiaries of Repsol-YPF, S.A. which held a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. Further details of the transaction are included in note 5 to the financial statements.

The subsidiaries acquired during the year contributed RMB3,317 million to turnover and RMB464 million to the consolidated profit after tax for the year ended 31 December 2002.

(c) Major non-cash transaction

The cash generated from operations of RMB17,634,448,000 did not take into account of a transfer of prepayment of RMB372,479,000 recorded in 2001 to property, plant and equipment relating to acquisition of interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000.

36. CONTINGENT LIABILITIES

At the balance sheet date, there were no material contingent liabilities not provided for in the financial statements.

37. COMMITMENTS

(i) Capital commitments

As at 31 December 2002, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2002	2001
	RMB'000	RMB'000
Contracted for	**1,715,173**	1,606,700
Authorised, but not contracted for	**9,060,722**	5,183,690

As at 31 December 2002, the Group had unutilised banking facilities amounted to approximately RMB31,646,389,000 (2001: RMB7,599,371,000).

(ii) General research and development commitments

According to the general research and development services agreement with the Centre renewed on 5 December 2002, the Group agreed to pay the Centre for a term of three years from 31 December 2002, an annual amount of RMB140,000,000, RMB150,000,000 and RMB 160,000,000 respectively for provision of general geophysical exploration services, comprehensive exploration research services, information technology services and seismic data processing. As at 31 December 2002, commitments for research and development services to be provided by the Centre amounted to approximately RMB450,000,000 (2001: RMB83,382,500).

(iii) Operating lease commitments

Operating lease commitments as at 31 December 2002 amounted to approximately RMB 50,645,000 (2001: RMB94,079,000) and were as follows:

	2002	2001
	RMB'000	RMB'000
Commitment due:		
– Within one year	**47,017**	48,789
– After one year but within two years	**2,131**	45,290
– After two years but within three years	**1,497**	–
	50,645	94,079

(All amounts expressed in Renminbi unless otherwise stated)

37. COMMITMENTS (continued)

(iv) Commitment to invest in an Australian gas project

In August 2001, the company signed a Memorandum of Understanding to explore the feasibility of acquiring an equity interest in certain oil and gas assets in a large natural gas field in Australia, and to develop the natural gas market in coastal China. In November 2001, the Company entered into a Heads of Agreement to establish a joint venture to develop Northwest Shelf gas in Australia. The Company has agreed to co-invest in the development of Australia's Northwest Shelf gas project and to produce and process liquefied natural gas to sell to the China markets, subject to the joint venture successfully bidding for the contract to supply liquefied natural gas to an import facility in Guangdong Province, in which CNOOC, the parent company, has an equity interest.

On 21 October 2002, the Company entered into a definitive agreement with Northwest Shelf Venture partners to acquire an interest up to 5.56% in the North West Shelf Gas Project ("NWS Gas Project") titles and assume a 25% interest in the China LNG Joint Venture for a total consideration of US$366 million.

(v) Commitments to invest in an Indonesian gas project

In September 2002, the Company entered into a Heads of Agreement to acquire a participating interest in the reserves and upstream production of the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project"). The Heads of Agreement provides for the Company to acquire from BP an equivalent 12.5% stake in the Tangguh LNG Project for approximately US$275 million through the acquisition of certain interests in PSCs. The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year LNG Supply Contract to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in China, beginning in 2007. Subsequent to 31 December 2002, the Company completed the acquisition (which was effective as of 1 January 2003) for a consideration of US$275 million.

In addition, a repurchase agreement was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the abovementioned PSCs. The options are exercisable if

1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract; or

2) the LNG Supply Contract is otherwise legally ineffective

on or before 31 December 2004. The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the repurchase agreement.

37. COMMITMENTS (continued)

(vi) Financial instruments

As at 31 December 2002, the Group had currency swap contracts with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was floating LIBOR rate.

The details are as follows:

	2002		2001	
	Notional contract amount (JPY'000)	**Weighted average contractual exchange rate (JPY/US$)**	Notional contract amount (JPY'000)	Weighted average contractual exchange rate (JPY/US$)
Year				
2002	**–**	**–**	271,470	95.00
2003	**271,470**	**95.00**	271,470	95.00
2004	**271,470**	**95.00**	271,470	95.00
2005	**271,470**	**95.00**	271,470	95.00
2006	**271,470**	**95.00**	271,470	95.00
2007	**271,470**	**95.00**	271,470	95.00

38. CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis.

	2002	2001
	RMB'000	RMB'000
China Petroleum & Chemical Corporation	**6,890,877**	6,282,532
PetroChina Company Limited	**1,187,571**	1,320,587
Castle Peak Power Company Limited	**1,247,639**	1,205,649

39. ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2002, net current assets and total assets less current liabilities of the Group amounted to approximately RMB17,352,044,000 and RMB53,961,241,000 (2001: RMB15,638,483,000 and RMB39,927,972,000), resepectively.

As at 31 December 2002, net current assets and total assets and total assets less current liabilities of the Company amounted to approximately RMB10,584,649,000 and RMB24,583,463,000 (2001: RMB11,131,883,000 and RMB21,858,310,000), respectively.

(All amounts expressed in Renminbi unless otherwise stated)

40. SUBSEQUENT EVENTS

(i) Material acquisition

Subsequent to the year end, on 7 March 2003, the Company entered into an agreement with BG International Limited ("BG"), a wholly-owned subsidiary of BG Group, to acquire from BG a 1/12th (8.33%) interest in the North Caspian Sea Project (the "Project") in Kazakhstan for US$615 million, (subject to certain adjustments). The partners of the Project include ENI-Agip (operator), BG Group, ConocoPhillips, ExxonMobil, INPEX, Shell and TotalFinaElf. Completion of the acquisition is subject to a number of conditions including the wavier of certain preemptive rights and receipt of governmental approvals.

(ii) Share options

On 24 February 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the share option scheme approved in June 2002. The exercise price for the options is HK$10.54 per share. Options granted under this scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

- one-third of the shares underlying the options shall vest on the first anniversary of the date of the grant;
- one-third of the shares underlying the options shall vest on the second anniversary of the date of the grant; and
- one-third of the shares underlying the options share vest on the third anniversary of the date of the grant.

(iii) Dividends

On 27 March 2003, the board of directors proposed a final dividend of HK$0.15 per share, totaling HK$1,232,124,848 (equivalent of RMB1,307,407,676) and a special dividend of HK$0.15 per share, totaling HK$1,232,124,848 (equivalent to RMB1,307,407,676) to its shareholders for the year ended 31 December 2002. The proposed dividend distribution is subject to shareholders' approval in their forth coming annual general meeting.

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

(a) Net profit and net equity

(i) Revaluation of land and buildings

The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation is based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2002 was approximately RMB9,156,000 (2001: RMB9,156,000). Under US GAAP, property, plant and equipment is required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

(All amounts expressed in Renminbi unless otherwise stated)

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a) Net profit and net equity (continued)

(ii) Short-term investments

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from current period earnings and included in other comprehensive income.

(iii) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 was issued in August 2001 and is effective for fiscal years beginning after 15 December 2001. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of.

SFAS 144 requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

For the year ended 31 December 2002, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a) Net profit and net equity (continued)

(iv) Stock compensation plans

As described in Note 32 to the financial statements, as at 31 December 2002, the Group had two stock option plans. The Group applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for these stock option plans. Accordingly, compensation costs that have been recognised for the stock option plans were RMB5,631,500 for the year ended 31 December 2002 (2001: RMB2,755,000). Had compensation costs for the Group's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Group's net income and earnings per share for the year ended 31 December 2002 would have been reduced to the pro forma amounts indicated below:

	As reported	Pro forma	
		2002	2001
	RMB'000	**RMB'000**	RMB'000
Net income	9,088,371	**9,085,917**	7,912,150
Earnings per share			
– Basic	RMB1.11	**RMB1.11**	RMB1.00
– Diluted	RMB1.11	**RMB1.11**	RMB1.00

Weighted average fair value of the options at the grant dates for awards under the plans was RMB3.10 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. Weighted average exercise price of the stock options was HK$6.09 per share.

(v) Provision for dismantlement

HK GAAP require the provision of dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. However, under US GAAP, the provisions for dismantlement are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

The impact on the consolidated balance sheet as at 31 December 2002 is summarised below:

Increase (Decrease) in caption heading	**31 December 2002**
	RMB'000
Property, plant and equipment, net	**(863,093)**
Provision for dismantlement	**(240,077)**
Deferred tax liabilities	**(186,904)**
Reserves	**(436,112)**

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a) Net profit and net equity (continued)

Effects on net profit and net equity of differences between Hong Kong GAAP and US GAAP are summarised below:

	Net profit	
	2002	2001
	RMB'000	RMB'000
As reported under Hong Kong GAAP	**9,232,827**	7,957,631
Impact of US GAAP adjustments:		
– Reversal of additional depreciation, depletion and amortisation arising from the revaluation surplus on land and buildings	**9,156**	9,156
– Unrealised holding gains from available-for-sale marketable securities	**(36,965)**	(43,796)
– Realised holding gains from available-for-sale marketable securities	**26,940**	–
– Additional dismantlement based on unit-of-production method	**(197,079)**	–
– Impact of income tax	**59,124**	–
– Recognition of stock compensation cost	**(5,632)**	(2,755)
As restated under US GAAP	**9,088,371**	7,920,236
Net income per share under US GAAP		
– Basic	**RMB 1.11**	RMB 1.00
– Diluted	**RMB 1.11**	RMB 1.00

	Net equity	
	2002	2001
	RMB'000	RMB'000
As reported under Hong Kong GAAP	**40,568,488**	33,310,506
Impact of US GAAP adjustments:		
– Reversal of revaluation surplus on land and buildings	**(274,671)**	(274,671)
– Reversal of additional accumulated depreciation, depletion and amortisation charges arising from the revaluation surplus on land and buildings	**25,895**	16,739
– Cumulative adjustment for provision for dismantlement	**(436,112)**	–
As restated under US GAAP	**39,883,600**	33,052,574

There are no significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(b) Comprehensive income

According to SFAS No. 130, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.

	2002 RMB'000	2001 RMB'000
Net income under US GAAP	**9,088,371**	7,920,236
Other comprehensive income:		
Foreign currency translation adjustments	**(7,948)**	702
Unrealised gains on short-term investments	**36,965**	43,796
Less: reclassification adjustment for realised gains included in net income	**(26,940)**	–
Comprehensive income under US GAAP	**9,090,448**	7,964,734

Roll forward of accumulated other comprehensive income components are as follows:

	Foreign currency translation adjustments RMB'000	Unrealised gains on short-term investments RMB'000	Accumulated other comprehensive income RMB'000
Balance at 1 January 2001	(6,350)	–	(6,350)
Current year change	702	43,796	44,498
Balance at 1 January 2002	(5,648)	43,796	38,148
Reversal of current year realised gains	–	(26,940)	(26,940)
Current year change	(7,948)	36,965	29,017
Balance at 31 December 2002	(13,596)	53,821	40,225

(c) Derivative instruments

The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. In accordance with SFAS No. 133, the derivative contract was recorded as "other current liabilities" in the consolidated balance sheet at fair value. For the year ended 31 December 2002, the Group recognised related changes in fair value, a gain of RMB14,485,000 (2001: RMB29,134,000), and included the amount in "exchange (loss)/gain, net" in the consolidated income statement.

(All amounts expressed in Renminbi unless otherwise stated)

41. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(d) Accounting for asset retirement obligations

On 15 August 2001, SFAS No. 143 "Accounting for asset retirement obligation" ("SFAS No. 143") was released and will be effective for the fiscal years beginning after 15 June 2002. The Statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under the Statement, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised.

Adoption of the statement will likely result in increase in both costs of assets and total liabilities. The Group is currently assessing these matters and has not yet determined whether or the extent to which they will affect the financial statements.

(e) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(f) Deferred income taxes

Under Hong Kong GAAP, the Group provides deferred taxes for timing differences only to the extent that it is probable a liability or asset will crystallise in the foreseeable future. US GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences. In August 2002, a revised accounting standard SSAP12 "Income Taxes" was issued in Hong Kong. The revised standard is effective for accounting periods beginning on or after 1 January 2003 and requires full provision for deferred taxes similar to US GAAP.

For Hong Kong GAAP purposes, deferred taxes are provided using the liability method whereby it is calculated using tax rates estimated to be applicable when timing differences reverse.

For US GAAP purposes, deferred tax assets and liabilities are recognised for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect when these differences are realised. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will be realised.

For the year ended 31 December 2002, there was no difference on the amounts of deferred income taxes recognised under Hong Kong GAAP and US GAAP.

(g) Segment reporting

The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 27 March 2003.

31 December 2002
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statements of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a) Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserve have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

The proved developed and undeveloped reserves for Indonesia in 2000 and 2001 were less than 1% to the total and no separate disclosure was presented.

Proved developed and undeveloped reserves (net of royalties and government share oil):

	PRC		Indonesia		Total	
	Oil (Mmbls)	Natural gas (Bcf)	Oil (Mmbls)	Natural gas (Bcf)	Oil (Mmbls)	Natural gas (Bcf)
31 December 1999	1,242	3,332	–	–	1,242	3,332
Discoveries and extensions	76	5	–	–	76	5
Sales of reserves	(41)	–	–	–	(41)	–
Production	(75)	(72)	–	–	(75)	(72)
Revisions of prior estimates	14	(15)	–	–	14	(15)
31 December 2000	1,216	3,250	–	–	1,216	3,250
Discoveries and extensions	199	166	–	–	199	166
Production	(84)	(71)	–	–	(84)	(71)
Revisions of prior estimates	(52)	(97)	–	–	(52)	(97)
31 December 2001	1,279	3,248	–	–	1,279	3,248
Purchase of reserves	–	–	143	241	143	241
Discoveries and extensions	150	169	–	–	150	169
Production	(96)	(79)	(13)	(26)	(109)	(105)
Revisions of prior estimates	(46)	(5)	8	–	(38)	(5)
31 December 2002	1,287	3,333	138	215	1,425	3,548

31 December 2002
(All amounts expressed in Renminbi unless otherwise stated)

(a) Reserve quantity information (continued)

Proved developed reserves:

	PRC		Indonesia		Total	
	Oil (Mmbls)	**Natural gas** (Bcf)	**Oil** (Mmbls)	**Natural gas** (Bcf)	**Oil** (Mmbls)	**Natural gas** (Bcf)
31 December 2000	546	558	–	–	546	558
31 December 2001	582	765	–	–	582	765
31 December 2002	542	724	115	101	657	825

(b) Results of operations

	2000	2001	**2002**		
	PRC RMB'000	PRC RMB'000	**PRC RMB'000**	**Indonesia RMB'000**	**Total RMB'000**
Net sales to customers	18,819,323	17,560,788	**20,280,746**	**3,498,548**	**23,779,294**
Operating expenses	(2,124,078)	(2,329,130)	**(2,440,210)**	**(1,335,124)**	**(3,775,334)**
Production taxes	(1,036,729)	(883,768)	**(1,023,049)**	**-**	**(1,023,049)**
Exploration	(552,869)	(1,039,297)	**(1,286,670)**	**(31,653)**	**(1,318,323)**
Depreciation, depletion and amortisation	(2,577,882)	(2,566,920)	**(3,121,381)**	**(898,151)**	**(4,019,532)**
	12,527,765	10,741,673	**12,409,436**	**1,233,620**	**13,643,056**
Income tax expenses	(2,265,847)	(3,992,578)	**(3,816,008)**	**(592,138)**	**(4,408,146)**
Result of operations	10,261,918	6,749,095	**8,593,428**	**641,482**	**9,234,910**

(c) Capitalised costs

	2000	2001	**2002**		
	PRC RMB'000	PRC RMB'000	**PRC RMB'000**	**Indonesia RMB'000**	**Total RMB'000**
Proved oil and gas properties	36,323,472	40,748,848	**46,426,684**	**9,605,744**	**56,032,428**
Unproved oil and gas properties	996,452	428,611	**521,880**	**-**	**521,880**
Accumulated depreciation, depletion and amortisation	(15,482,082)	(18,154,653)	**(21,161,905)**	**(993,316)**	**(22,155,221)**
Net capitalised costs	21,837,842	23,022,806	**25,786,659**	**8,612,428**	**34,399,087**

(d) Costs incurred

	2000 PRC RMB'000	2001 PRC RMB'000	2002 PRC RMB'000	2002 Indonesia RMB'000	2002 Total RMB'000
Acquisition costs	–	–	**-**	**4,735,826**	**4,735,826**
Exploration costs	610,159	996,121	**1,519,683**	**32,405**	**1,552,088**
Development costs	4,176,555	3,958,357	**5,458,199**	**750,532**	**6,208,731**
Total costs incurred	4,786,714	4,954,478	**6,977,882**	**5,518,763**	**12,496,645**

(e) Standardised measure of discounted future net cash flows and changes therein

In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardized measure were US$28 as at 31 December 2002 (2001:US$17; 2000: US$22). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

	Notes	2000 PRC RMB'000	2001 PRC RMB'000	2002 PRC RMB'000	2002 Indonesia RMB'000	2002 Total RMB'000
Future cash inflows	(1)	326,513,363	261,339,180	**389,025,791**	**37,242,644**	**426,268,435**
Future production costs		(73,402,341)	(74,404,378)	**(89,657,677)**	**(22,386,603)**	**(112,044,280)**
Future development costs	(2)	(31,279,348)	(38,640,756)	**(44,699,729)**	**(5,381,081)**	**(50,080,810)**
Future income taxes		(30,833,803)	(39,097,483)	**(73,757,925)**	**(4,301,926)**	**(78,059,851)**
Future net cash flows	(3)	190,997,871	109,196,563	**180,910,460**	**5,173,034**	**186,083,494**
10% discount factor		(97,607,274)	(58,114,105)	**(84,478,856)**	**(1,463,589)**	**(85,942,445)**
Standardised measure		93,390,597	51,082,458	**96,431,604**	**3,709,445**	**100,141,049**

31 December 2002
(All amounts expressed in Renminbi unless otherwise stated)

(e) Standardised measure of discounted future net cash flows and changes therein (continued)

(1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2000 RMB'000	2001 RMB'000	**2002** **RMB'000**
Standardised measure, beginning of year	87,722,457	93,390,597	**51,082,458**
Sales of production, net of royalties and production costs	(15,658,516)	(14,347,890)	**(18,980,911)**
Net change in prices, net of royalties and production costs	578,121	(32,289,445)	**58,471,355**
Extensions discoveries and improved Recovery, net of related future costs	5,417,977	9,985,707	**14,603,893**
Change in estimated future development costs	3,433,517	(9,651,681)	**(13,947,849)**
Development costs incurred during the year	4,176,555	3,958,357	**6,208,731**
Revisions in quantity estimates	830,236	(3,272,326)	**(3,301,510)**
Accretion of discount	10,361,478	10,846,714	**6,873,378**
Net change in income taxes	815,779	(3,241,861)	**(23,296,206)**
Purchase of properties	–	–	**15,899,375**
Sales of property	(2,865,132)	–	**–**
Changes in timing and other	(1,421,875)	(4,295,714)	**6,528,335**
Standardised measure, end of year	93,390,597	51,082,458	**100,141,049**

Notice is hereby given that the Annual General Meeting of CNOOC Limited (the "Company") will be held on 29 May 2003 at 10:00 a.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

As Ordinary Business:

1. To receive and consider the Audited Accounts for the year ended 31 December 2002 together with the Reports of the Directors and the Auditors thereon.

2. To declare the final dividend for the year ended 31 December 2002 and special cash dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent.of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. "THAT the Directors be and they are hereby authorized to fix the remuneration of the members of any committee appointed by the Directors as they think fit from time to time and charge such remuneration to the current expenses of the Company."

9. To transact any other ordinary business.

By order of the Board
CAO Yunshi
Company Secretary

Hong Kong, 27 March 2003

Notes:

(1) Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time fixed for holding the above meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

(3) The Register of Members will be closed from 23 May 2003 (Friday) to 29 May 2003 (Thursday) (both days inclusive). In order to establish entitlements to the proposed final dividend and special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 22 May 2003 (Thursday).

(4) In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2002 Annual Report.

(5) In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance and the Listing Rules.

(6) In relation to the Ordinary Resolution set out in item 8 of the Notice, pursuant to Article 118 of the Articles of Association of the Company, the Directors have the power, with the consent of the shareholders in general meeting, to remunerate the members of any committee, and charge such remuneration to the current expenses of the Company. Currently, the Directors have appointed two standing committees, namely, the Audit Committee and the Compensation Committee. The Directors intend to fix the remuneration of the members of such committees at levels which are commensurate with the relevant member's responsibility and workload.

API gravity
The America Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Bbls
Barrels

Bcf
Billion cubic feet

Boe
Barrels-of-oil-equivalent

DD&A
Depreciation, depletion and amortisation

Provision for Dismantlement
Post closure and other environmental exit

Downstream business
Refinery and petrochemical processing

FPSO
Floating, Production, Storage and Offloading

Lifting costs per barrel
(Operating expenditures + production taxes)/total net production

LNG
Liquefied Natural Gas

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Million Boe or mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Net Proved Reserves
"Net proved reserves" are derived from proved reserves less certain adjustments, where:
- proved reserves is equal to the sum of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company); (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and Indonesia; while
- the adjustments equal the sum of (i) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts in the PRC; (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest and (iii) an adjustment for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company and the domestic market obligation.

We use "share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts and technical assistance contracts. Net proved reserves do not include any deduction for production taxes payable by us, which are included in our operating expenses.

Net Production
Net production is calculated in the same way as net proved reserves.

Net reserve additions
Total additions of reserves plus or minus reserves revisions

PSC
Production sharing contract

Total production costs per barrel
(operating expenditures + production taxes + provision for dismantlement + DD&A + SG&A)/total net production

Upstream business
Oil and gas exploration and production

Wildcat well
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Note: In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Information

Board of Directors:

Liucheng Wei	Chairman & CEO
Chengyu Fu	Executive Director
Longsheng Jiang	Executive Director
Shouwei Zhou	Executive Director & President CNOOC China Limited
Han Luo	Executive Director
Chak Kwong So	Independent Non-executive Director
Sung Hong Chiu	Independent Non-executive Director
Dr. Kenneth S. Courtis	Independent Non-executive Director
Dr. Erwin Schurtenberger	Independent Non-executive Director

Company Secretary

Yunshi Cao

Audit Committee

Chak Kwong So
Sung Hong Chiu

Compensation Committee

Chak Kwong So
Sung Hong Chiu
Erwin Schurternberger

Senior Management

Ke Ru	Executive Vice President
Yunshi Cao	General Counsel & Senior Vice President
Mark Qiu	CFO & Senior Vice President
Hua Yang	Senior Vice President
Wei Chen	Senior Vice President
Qiang Zhang	Assistant to General Manager CNOOC China Limited
Defu Liu	Assistant to General Manager CNOOC China Limited
Guohua Zhang	Assistant to General Manager CNOOC China Limited

Department Management

Wei Chen	General Manager, Administration Department (Concurrently)
Weilin Zhu	General Manager, Exploration Department
Bi Chen	General Manager, Development & Production Department
Ning Li	General Manager, Engineering & Construction Department
Fu Liu	General Manager, Health, Safety & Environmental Department
Liming Meng	General Manager, Marketing Department
Liguo Zhao	General Manager, Legal Department
Quan Zeng	Controller, Controllers Department
Hua Zhong	General Manager, Corporate Development & Planning Department
Chi Cheng	Assistant Treasurer, Treasury Department
Zongwei Xiao	Assistant Head, Investor Relations Department

Branch Offices & Subsidiaries Management:

Mingcai Zhu	General Manager, CNOOC China Limited - Tianjin Branch
Jian Liu	General Manager, CNOOC China Limited - Zhanjiang Branch
Zhi Fang	General Manager, CNOOC China Limited - Shenzhen Branch
Xuejun Cao	General Manager, CNOOC China Limited - Shanghai Branch
Hua Yang	President, CNOOC International Limited (Concurrently)
Jianwen Wang	General Manager, China Offshore Oil (Singapore) International Pte. Ltd.

Principal bankers:
Bank of China, Hong Kong Branch
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
CITIC Industrial Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
19th Floor, Room 1901-5
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary:
Morgan Guaranty Trust Company of New York
60 Wall Street
New York
New York 10260
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 0883

Investor / Public Relations:
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing
Tel: (8610) 8452 1646
Fax: (8610) 8452 1441
E-mail: xiaozw@cnooc.com.cn

Registered office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing office:
CNOOC Tower, No.6 Dong Zhi Men Wai Xiao Jie,
Beijing, 100027, China
Zip Code: 100027
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited



By:__________________________

Name: Cao Yunshi

Title: Company Secretary, General Counsel and Senior Vice President

Dated: April 17, 2003